Old Mutual Columbus Circle Technology and Communications Portfolio

Old Mutual Growth II Portfolio

Old Mutual Large Cap Growth Portfolio

Old Mutual Large Cap Growth Concentrated Portfolio

Old Mutual Mid-Cap Portfolio

Old Mutual Select Value Portfolio

Old Mutual Small Cap Portfolio

Old Mutual Small Cap Growth Portfolio



OLD MUTUAL®

Insurance Series Fund

Old Mutual Columbus Circle Technology and
Communications Portfolio

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawal from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

The portfolio may utilize call options as part of its investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities and are not suitable for all investors.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

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OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Columbus Circle Investors

Performance Highlights

- *The Old Mutual Columbus Circle Technology and Communications Portfolio gained 33.33% during the one-year period ended December 31, 2007, outperforming its benchmark, the NYSE Arca Tech 100 Index, which gained 7.82% during the same time period.*

- *Apple, First Solar and Intuitive Surgical contributed to the Portfolio's absolute performance while Riverbed Technology (no longer a Portfolio holding), Cavium Networks and Broadcom (no longer a Portfolio holding) were detractors during the period.*

- *Economic growth has slowed and lending standards have become more stringent, but the sub-advisor expects to see a continuation of solid fundamentals in 2008.*

Q. How did the Portfolio perform relative to its benchmark?

A. The Old Mutual Columbus Circle Technology and Communications Portfolio (the "Portfolio") gained 33.33% during the one-year period ended December 31, 2007. The Portfolio outperformed its benchmark, the NYSE Arca Tech 100 Index, which gained 7.82% during the same time period.

Q. What investment environment did the Portfolio face during the past year?

A. Columbus Circle Investors ("Columbus Circle") notes that technology spending was healthy during the period due to solid gross domestic product growth, record corporate margins and rising bandwidth constraints due to the growth of video over the Internet. The sub-advisor notes that the effect of a weak housing market had a modest impact on corporate and consumer technology spending.

Q. Which market factors influenced the Portfolio's relative performance?

A. Growth stocks outperformed value stocks due to a slowing economy, which helped the Portfolio. Additionally, the Portfolio benefited from strong growth in video over the Internet.

Q. How did composition affect Portfolio performance?

A. The sector-specific nature of this fund makes it best to discuss performance in terms of individual stocks, which generally have a much larger impact on results than sector themes. Apple, First Solar and Intuitive Surgical contributed positively to Portfolio performance, while Riverbed Technology (no longer a Portfolio holding), Cavium Networks and Broadcom (no longer a Portfolio holding) detracted from absolute results.

Personal computer company Apple, one of the Portfolio's top contributors, significantly beat earnings expectations due to revenue upside, improved semiconductor memory pricing and better than expected MAC and iPod sales. During the period, the company successfully launched the iPhone, the iTouch (a Wifi iPod) and Leopard, Apple's new operating system.

First Solar, a low cost designer and manufacturer of thin-film solar modules, also contributed to the Portfolio's absolute gains. The company significantly exceeded expectations due to higher throughput per production and better than expected cell efficiency gains. In addition to solid operating results, First Solar announced an agreement to supply two new international customers with a total of one billion dollars worth of solar modules, validating the strengthening demand for low cost products in a tight solar market. To meet this increased demand the company expects to bring four additional manufacturing lines on-line in 2009.

A third Portfolio contributor was Intuitive Surgical, a medical device manufacturer and marketer focusing on robotic surgery. Robust momentum for the company's Da Vinci systems generated financial results that were significantly above expectations. Clinical advantages of robotic surgery compared to conventional surgery are gaining traction with thought leaders in a variety of medical disciplines including urology, gynecology, gastroenterology and cardiology. Hospitals employ robotic surgery in order to differentiate themselves from competitors and to attract patients. Intuitive Surgical upwardly revised its guidance for the year, as it believes product upgrades and newly released clinical data should drive performance going forward.

Portfolio detractor Riverbed Technology provides products to speed the flow of data between corporate headquarters and their branch offices over the Internet. While the company continued to grow, earnings only met expectations during the third quarter and guidance was weaker than expected due to increased expenses going forward.

Also detracting from performance was Cavium Networks, a communications semiconductor manufacturer. The company exceeded expectations every quarter, but its stock price declined due to concerns over a weakening macroeconomic environment.

A third Portfolio detractor during the period was Broadcom, a leading communications semiconductor company. The company lowered guidance for the fourth quarter and 2008 due to increased operating expenses attributable to the firm's entry into the wireless handset business. Columbus Circle sold the Portfolio's holding in Broadcom due to the fact that it won't see significant wireless handset revenue until 2009, but will take on increased expenses during 2008.

Q. What is the investment outlook for the technology sector?

A. Economic growth has slowed and lending standards have become more stringent, but the sub-advisor expects to see a continuation of solid fundamentals in 2008 due to strong emerging market growth, robust emerging market balance sheets, low U.S. unemployment and strong corporate cash flows. Additionally, the sub-advisor notes that video streaming over the Internet is the most significant secular driver of technology spending this decade. However, the sub-advisor points out that a weakening U.S. consumer and housing market will negatively impact certain sectors within technology. Columbus Circle will continue to focus on stocks of companies that the sub-advisor believes are dynamic, in attractive markets and positioned to benefit from positive industry dynamics and dominant secular trends. The emerging themes Columbus Circle remains focused on are video streaming and downloading, Internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization), alternative energy and security. Columbus Circle believes the Portfolio is positioned to capitalize on these themes.

Top Ten Holdings as of December 31, 2007	
Apple	5.7%
Microsoft	5.0%
Google, Cl A	4.6%
Nokia ADR	4.0%
Oracle	3.9%
Hewlett-Packard	3.8%
Adobe Systems	3.4%
Merck & Co	3.1%
Thermo Fisher Scientific	3.1%
Schlumberger	2.9%
As a % of Total Portfolio Investments	39.5%

Columbus Circle Technology and
Communications Portfolio

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Columbus Circle Technology and Communications Portfolio	04/30/97	33.33%	15.34%	18.87%	2.91%	3.11%
NYSE Arca Tech 100 Index	04/30/97	7.82%	6.93%	15.90%	12.80%	13.72%

Past performance is not a guarantee of future results. Part of the Portfolio's performance is due to amounts received from class action settlements regarding prior fund holdings. Information about these performance results and the comparative index can be found on page 2.

Prior to November 2, 1999, the Portfolio was diversified and did not concentrate its investments. Therefore, the Portfolio's performance prior to November 2, 1999 may not be indicative of how it will perform in the future. Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current Sub-Advisor and the Porfolio's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.14% and 0.85%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on December 31, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



Description	Shares	Value (000)
Common Stock — 95.3%		
Agricultural Chemicals — 2.2%		
Monsanto	13,500	$ 1,508
Total Agricultural Chemicals		1,508
Applications Software — 7.0%		
Microsoft	99,000	3,524
Salesforce.com*	22,300	1,398
Total Applications Software		4,922
Cellular Telecommunications — 1.0%		
China Mobile ADR	7,800	678
Total Cellular Telecommunications		678
Computer Services — 1.4%		
DST Systems*	11,600	958
Total Computer Services		958
Computer Software — 1.1%		
Omniture* (B)	23,972	798
Total Computer Software		798
Computers — 13.2%		
Apple*	20,200	4,001
Dell* (B)	42,407	1,039
Hewlett-Packard	53,300	2,691
Research In Motion* (B)	13,800	1,565
Total Computers		9,296
Decision Support Software — 1.7%		
Interactive Intelligence* (B)	45,000	1,186
Total Decision Support Software		1,186
Electronic Components-Miscellaneous — 0.7%		
Garmin (B)	4,800	466
Total Electronic Components-Miscellaneous		466
Electronic Components-Semiconductors — 8.9%		
Cavium Networks*	29,220	673
Emcore Corp*	49,100	751
Intel	73,400	1,957
MEMC Electronic Materials* (B)	12,924	1,144
NVIDIA* (B)	49,300	1,677
Total Electronic Components-Semiconductors		6,202
Electronic Forms — 3.4%		
Adobe Systems*	55,748	2,382
Total Electronic Forms		2,382

Description	Shares	Value (000)
Energy-Alternate Sources — 3.9%		
Canadian Solar*	12,500	$ 352
First Solar*	5,600	1,496
Sunpower, Cl A*	6,300	822
Total Energy-Alternate Sources		2,670
Enterprise Software/Services — 6.1%		
Advent Software*	16,200	876
Concur Technologies*	16,200	587
Oracle* (B)	122,200	2,759
Total Enterprise Software/Services		4,222
Instruments-Scientific — 3.1%		
Thermo Fisher Scientific*	37,700	2,175
Total Instruments-Scientific		2,175
Internet Content-Information/News — 0.8%		
Baidu.com ADR* (B)	1,400	547
Total Internet Content-Information/News		547
Internet Infrastructure Software — 1.3%		
Akamai Technologies*	27,000	934
Total Internet Infrastructure Software		934
Internet Security — 2.6%		
Blue Coat Systems*	36,000	1,183
SonicWALL*	61,100	655
Total Internet Security		1,838
Machinery-Construction & Mining — 1.1%		
Bucyrus International, CL A	7,700	765
Total Machinery-Construction & Mining		765
Medical Instruments — 1.5%		
Intuitive Surgical*	3,200	1,038
Total Medical Instruments		1,038
Medical-Biomedical/Genetic — 1.4%		
Millennium Pharmaceuticals*	64,100	960
Total Medical-Biomedical/Genetic		960
Medical-Drugs — 3.2%		
Merck & Co	38,000	2,208
Total Medical-Drugs		2,208
Medical-Generic Drugs — 1.7%		
Teva Pharmaceutical Industries ADR	25,000	1,162
Total Medical-Generic Drugs		1,162

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Networking Products — 5.6%		
Cisco Systems*	70,700	$ 1,914
Juniper Networks*	51,300	1,703
Starent Networks* (B)	14,698	268
Total Networking Products		3,885
Oil-Field Services — 2.9%		
Schlumberger	20,500	2,017
Total Oil-Field Services		2,017
Printing-Commercial — 0.6%		
VistaPrint*	10,500	450
Total Printing-Commercial		450
Semiconductor Equipment — 2.4%		
Applied Materials (B)	94,200	1,673
Total Semiconductor Equipment		1,673
Software Tools — 1.5%		
VMware, Cl A* (B)	12,700	1,079
Total Software Tools		1,079
Telephone-Integrated — 1.4%		
AT&T	23,700	985
Total Telephone-Integrated		985
Web Portals/ISP — 4.7%		
Google, Cl A*	4,700	3,250
Total Web Portals/ISP		3,250
Wireless Equipment — 6.5%		
Nokia ADR	73,800	2,833
Qualcomm (B)	42,400	1,668
Total Wireless Equipment		4,501
X-Ray Equipment — 2.4%		
Hologic*	24,100	1,654
Total X-Ray Equipment		1,654
Total Common Stock (Cost $48,544)		66,409
Foreign Common Stock — 1.2%		
China — 0.6%		
Alibaba.com	116,200	412
Total China		412
Netherlands — 0.6%		
Tomtom*	5,200	393
Total Netherlands		393
Total Foreign Common Stock (Cost $763)		805

Description	Shares/ Contracts	Value (000)
Money Market Fund — 4.5%		
Dreyfus Cash Management Fund, Institutional class, 4.850% (A)	3,158,011	$ 3,158
Total Money Market Fund (Cost $3,158)		3,158
Total Investments — 101.0% (Cost $52,465)		70,372
Written Options Contracts — (1.1)%		
Oracle		
June 2008, Call, Strike Price $25.00*	(1,100)	(132)
Research In Motion		
June 2008, Call, Strike Price $135.00*	(100)	(105)
Applied Materials		
July 2008, Call, Strike Price $20.00*	(800)	(76)
MEMC Electronic Materials		
July 2008, Call, Strike Price $100.00*	(70)	(71)
NVIDIA		
June 2008, Call, Strike Price $45.00*	(400)	(66)
Qualcomm		
July 2008, Call, Strike Price $45.00*	(300)	(63)
Baidu.com		
June 2008, Call, Strike Price $500.00*	(14)	(50)
Interactive Intelligence		
June 2008, Call, Strike Price $30.00*	(150)	(49)
Garmin		
July 2008, Call, Strike Price $120.00*	(45)	(42)
Omniture		
June 2008, Call, Strike Price $45.00*	(138)	(38)
VMware		
April 2008, Call, Strike Price $120*	(100)	(24)
Dell		
May 2008, Call, Strike Price $30.00*	(400)	(22)
Starent Networks		
June 2008, Call, Strike Price $30.00*	(65)	(9)
Total Written Option Contracts (Proceeds $(761))		(747)
Other Assets and Liabilities, Net — 0.1%		56
Total Net Assets — 100.0%		$ 69,681

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of December 31, 2007.
(B) — All or a portion of the security has been pledged as collateral for written option contracts.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2007

	Old Mutual Columbus Circle Technology and Communications Portfolio
Assets:	
Investment Securities, at cost	$ 52,465
Investment Securities, at value	$ 70,372
Cash	207
Receivable for Investment Securities Sold	188
Dividends and Interest Receivable	39
Receivable for Security Litigation	344
Receivable from Investment Advisor	33
Other Assets	5
Total Assets	71,188
Liabilities:	
Payable for Investment Securities Purchased	405
Payable for Management Fees	57
Payable for Capital Shares Redeemed	191
Payable for Trustees' Fees	8
Written Options, at value (Proceeds Received of $761)	747
Accrued Expenses	99
Total Liabilities	1,507
Net Assets	$ 69,681
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 19,600,229 outstanding shares of beneficial interest	$ 1,438,789
Accumulated Net Realized Loss on Investments	(1,387,029)
Net Unrealized Appreciation on Investments and Written Option Contracts	17,921
Net Assets	$ 69,681
Net Asset Value, Offering and Redemption Price Per Share	$ 3.56

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

	Old Mutual Columbus Circle Technology and Communications Portfolio
Investment Income:	
Dividends	$ 288
Interest	8
Less: Foreign Taxes Withheld	(5)
Total Investment Income	291
Expenses:	
Management fees	647
Trustees' Fees	40
Custodian Fees	36
Professional Fees	87
Printing Fees	50
Transfer Agent Fees	27
Other Expenses	31
Total Expenses	918
Less:	
Waiver of Management Fees	(339)
Net Expenses	579
Net Investment Loss	(288)
Net Increase from Payment by Affiliate[1]	1
Net Realized Gain from Investment Transactions	20,488
Net Realized Gain on Foreign Currency Transactions	1
Net Realized Gain from Written Options Contracts	193
Net Change in Unrealized Appreciation on Investments	(1,097)
Net Change in Unrealized Appreciation on Written Option Contracts	23
Net Realized and Unrealized Gain on Investments	19,609
Increase in Net Assets Resulting from Operations	$ 19,321

[1] See Note 3.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Columbus Circle Technology and Communications Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Loss	$ (288)	$ (456)
Net Increase from Payment by Affiliates[1]	1	—
Net Realized Gain on Investments, Foreign Currency Transactions and Written Options Contracts	20,682	29,948
Net Change in Unrealized Appreciation/(Depreciation) on Investments and Written Options Contracts	(1,074)	(25,028)
Net Increase in Net Assets Resulting from Operations	19,321	4,464
Capital Share Transactions:		
Shares Issued	1,204	1,270
Shares Redeemed	(22,746)	(49,135)
Decrease in Net Assets Derived from Capital Shares Transactions	(21,542)	(47,865)
Total Decrease in Net Assets	(2,221)	(43,401)
Net Assets:		
Beginning of Year	71,902	115,303
End of Year	$ 69,681	$ 71,902
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	368	497
Shares Redeemed	(7,720)	(18,800)
Net Decrease in Shares Outstanding	(7,352)	(18,303)

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] See Note 3.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout Each Fiscal Year Ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO														
2007	$ 2.67	$(0.01)	$ 0.90[2]	$ 0.89	$ —	$ —	$ —	$ 3.56	33.33%[2]	$ 69,681	0.85%	1.35%	(0.42)%	186.37%
2006	2.55	(0.01)	0.13	0.12	—	—	—	2.67	4.71%	71,902	0.85%	1.14%	(0.45)%	188.12%
2005	2.32	(0.02)	0.25	0.23	—	—	—	2.55	9.91%	115,303	1.14%	1.14%	(0.87)%	29.66%
2004	2.18	(0.01)	0.15	0.14	—	—	—	2.32	6.42%	145,141	1.13%	1.13%	(0.69)%	76.42%
2003	1.50	(0.02)	0.70	0.68	—	—	—	2.18	45.33%	192,967	1.10%	1.10%	(0.84)%	167.83%

[1] Per share amounts for the year are calculated based on average outstanding shares.

[2] Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2007

1. Organization

Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Technology and Communications Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Growth II Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Technology and Communications Portfolio is classified as a non-diversified management investment company. The financial statements for the Technology and Communications Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 11% and 79% of the outstanding shares of the Technology and Communications Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Technology and Communications Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

   (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Technology and Communications Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Technology and Communications Portfolio had outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Technology and Communications Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Technology and Communications Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Technology and Communications Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Technology and Communications Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.85% of the Technology and Communications Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Technology and Communications Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Technology and Communications Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Technology and Communications Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Technology and Communications Portfolio to exceed 0.85%.No reimbursement by the Technology and Communications Portfolio will be made unless: (i) the Technology and Communications Portfolio's assets exceed $75 million; (ii) the Technology and Communications Portfolio's total annual operating expense ratio is less than 0.85%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Technology and Communications Portfolio for which the Advisor may seek reimbursement was $294,878 (expiring December 31, 2009) and $338,562 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Technology and Communications Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Technology and Communications Portfolio, and the Advisor have entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with Columbus Circle Investors ("Columbus Circle") to provide sub-advisory services to the Technology and Communications Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Columbus Circle is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Technology and Communications Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2007

Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the Portfolios.

Payment by Affiliate — For the year ended December 31, 2007, Columbus Circle voluntarily contributed $868 to the Technology and Communications Portfolio to offset losses incurred due to a trade error.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Technology and Communications Portfolio for the year ended December 31, 2007, were $124,749,362 and $147,390,677, respectively.

Transactions in option contracts written for the year ended December 31, 2007, were as follows:

	Number of Contracts	Premiums
Outstanding at December 31, 2006	420	$ 78,957
Options Exercised	(420)	(78,957)
Options Written	7,576	1,379,677
Options terminated in closing purchasing transactions	(3,894)	(618,964)
Outstanding at December 31, 2007	3,682	$ 760,713

18

5. Federal Tax Information

The Technology and Communications Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-in Capital (000)	Increase Undistributed Net Investment Income (000)
$(288)	$288

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2009	$ (1,112,438)
December 2010	(273,029)
Unrealized appreciation	16,359
	$ (1,369,108)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007 the Technology and Communications Portfolio utilized $19,620 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Technology and Communications Portfolio, for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$54,027	$17,456	$(1,111)	$16,345

Notes to Financial Statements — concluded

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Technology and Communications Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Technology and Communications Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Technology and Communications Portfolio concentrates its investments in specific industries within the technology and communications sectors, which causes the Technology and Communications Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. The Technology and Communications Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

Non-Diversified Portfolio Risk — The Technology and Communications Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Technology and Communications Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Technology and Communications Portfolio's NAV and total return than a diversified portfolio. The Technology and Communications Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Small and Mid-Size Company Risk — The Technology and Communications Portfolio may invest in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of smaller-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Technology and Communications Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

In the normal course of business, the Technology and Communications Portfolio enters into various contracts that provide for general indemnifications. The Technology and Communications Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Technology and Communications Portfolio. However, based on experience, the Technology and Communications Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. Litigation

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that

Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Technology and Communications Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Columbus Circle Technology and Communications Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Columbus Circle Technology and Communications Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Technology and Communications Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Technology and Communications Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Technology and Communications Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Technology and Communications Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Technology and Communications Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Columbus Circle Technology and Communications Portfolio				
Actual Portfolio Return	$1,000.00	$1,174.90	0.85%	$4.66
Hypothetical 5% Return	1,000.00	1,020.92	0.85%	4.33

* Expenses are equal to the Technology and Communications Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company – 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002).Retired.	31	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Activities and Composition of the Board of Trustees and Officers of the Trust — As of December 31, 2007 — concluded (Unaudited)

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005.Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

** Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007.Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005).Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005.Chief Compliance Officer, The Victory Portfolios since October 2005.President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005.Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005.Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005).Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006.Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006).Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006.Manager, PricewaterhouseCoopers LLP (2004 - July 2006).Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005).Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

* The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance

- Management fees incurred by other mutual funds for like services

- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit

- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services

- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients

- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors

- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors

- Prepared additional spreadsheets and analysis regarding the financial information

- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors

- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions —The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners
R-08-225 02/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Growth II Portfolio

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

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OLD MUTUAL GROWTH II PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Munder Capital Management and Turner Investment Partners, Inc.

Performance Highlights

• *For the one-year period ended December 31, 2007, the Old Mutual Growth II Portfolio gained 23.43%, outperforming the Russell Midcap® Growth Index, which returned 11.43%, and the S&P MidCap 400 Index, which gained 7.98%.*

• *Strong stock selection in the consumer discretionary, industrials and health care sectors contributed to the Portfolio's performance relative to the Russell Midcap® Growth Index, while stock selection in information technology, an overweight in telecommunication services and an underweight in consumer staples detracted from relative performance.*

• *Stocks of companies such as National Oilwell Varco, aQuantive (no longer a Portfolio holding) and GameStop contributed to the Portfolio's strong absolute performance, while VeriFone Holdings, Akamai Technologies and American Commercial Lines (no longer a Portfolio holding) detracted from the Portfolio's advances.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the one-year period ended December 31, 2007, the Old Mutual Growth II Portfolio (the "Portfolio") gained 23.43%, outperforming the Russell Midcap® Growth Index, which returned 11.43%, and the S&P MidCap 400 Index, which gained 7.98%.

Q. What investment environment did the Portfolio face during the past year?

A. Mid-cap growth stocks outperformed their value counterparts during the year. The period benefited active managers, with the volatile market offering a plethora of opportunities for the disciplined manager. Stocks with the largest market capitalizations, highest price to earnings ratios, highest return on equity, and highest long-term growth rates, as well as non-dividend paying stocks outperformed during the period.

Q. Which market factors influenced the Portfolio's relative performance?

A. The mid-cap growth market favored managers that follow a disciplined approach to stock selection focused upon compelling stock fundamentals. Investors focused their attention on companies with strong earnings growth, reasonable valuations and with a history of efficient capital use during a weakening economy. As Turner Investment Partners, Inc. ("Turner") points out, it is ironic that growth stocks' return to favor appears to have been aided by an overall deceleration in earnings growth.

Q. How did composition affect Portfolio performance?

Strong stock selection in the consumer discretionary, industrials and health care sectors contributed to the Portfolio's performance relative to the Russell Midcap® Growth Index, while stock selection in information technology, an overweight in telecommunication services and an underweight in consumer staples detracted from relative performance.

Strong stock selection led to outperformance during the period. Stocks of companies such as National Oilwell Varco, aQuantive (no longer a Portfolio holding) and GameStop contributed to the Portfolio's strong absolute performance, while VeriFone Holdings, Akamai Technologies and American Commercial Lines (no longer a Portfolio holding) detracted from the Portfolio's advances.

National Oilwell Varco is a provider of equipment and components used in oil and gas drilling and production operations. The Company beat consensus earnings estimates for all quarters during the year by an average of 18%. Online-advertising specialist aQuantive benefited from merger and acquisition activity as Microsoft purchased the company for a significant premium. Specialty software retailer GameStop benefited the Portfolio as it posted better than expected video game results and software sales. GameStop management believes European business could eventually match the firm's U.S. operations in dollar sales and expects to open at least 300 new U.S. stores annually for the next few years. GameStop management notes that the company is on track to open at least 500 stores worldwide in 2008.

On the other side of the equation, VeriFone Holdings announced accounting errors related to the valuation of in-transit inventory and allocation of manufacturing and distribution overhead to inventory for several of its un-audited interim consolidated financial statements. These errors affected the technology company's reported costs of net revenues and its stock decreased in value. Akamai Technologies provides services and solutions for digital media distribution and storage, content and application delivery, application performance services, on demand managed services, and Web site intelligence. The company reported disappointing results as its margin profile proved volatile when it was expected to stabilize. Additionally, Akamai Technologies experienced lower than expected customer additions during the third quarter. Barge transportation provider American Commercial Lines missed consensus earnings estimates by a significant margin in late October.

Q. What is the investment outlook for the mid-cap growth market?

A. Munder Capital Management ("Munder") believes the general environment remains positive and well positioned and that companies may still be able to produce strong growth. Munder points out that mid-cap growth stocks maintain valuations that are as attractive as they have been at any point in the last 20 years and that historically the past nine months of outperformance is a short period relative to the growth/value cycles seen in the past. Therefore the firm believes that growth may be positioned to continue its outperformance over the coming months.

Turner also believes the shift to growth investing is in its early stages, since cycles of outperformance for both growth and value have tended to continue for multiyear periods. Growth's return to favor may help the stock market achieve another positive year in Turner's view. The most significant threats that Turner believes would impede a rising stock market in 2008 are accelerating inflation, an increase in unemployment and, most importantly, if the economy, which has been propped up by three Federal Reserve Board cuts in interest rates since September 2007, slips into a recession.

Top Ten Holdings as of December 31, 2007	
McDermott International	1.8%
GameStop, Cl A	1.7%
Stericycle	1.4%
BioMarin Pharmaceuticals	1.3%
Hologic	1.3%
General Cable	1.2%
Express Scripts	1.2%
Affiliated Managers Group	1.2%
Crown Castle International	1.2%
L-3 Communications Holdings	1.1%
As a % of Total Portfolio Investments	13.4%

Growth II Portfolio

OLD MUTUAL GROWTH II PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Growth II Portfolio	04/30/97	23.43%	13.79%	14.58%	3.87%	4.32%
Russell Midcap® Growth Index	04/30/97	11.43%	11.39%	17.90%	7.59%	9.44%
S&P Mid Cap 400 Index	04/30/97	7.98%	10.27%	16.20%	11.20%	13.36%

Past performance is not a guarantee of future results. Part of the portfolio's performance is due to amounts received from class action settlements regarding prior fund holdings. Information about these performance results and the comparative indexes can be found on page 2.

Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current sub-advisors and the Portfolio's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.15% and 1.04%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on December 31, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



Description	Shares	Value (000)
Common Stock — 99.7%		
Advertising Sales — 0.8%		
Focus Media Holding ADR*	2,700	$ 153
Lamar Advertising, Cl A	2,100	101
Total Advertising Sales		254
Agricultural Chemicals — 1.4%		
Mosaic*	2,190	207
Syngenta ADR	4,900	248
Total Agricultural Chemicals		455
Agricultural Operations — 0.4%		
Bunge	1,190	139
Total Agricultural Operations		139
Apparel Manufacturers — 0.5%		
Gildan Activewear*	4,025	166
Total Apparel Manufacturers		166
Applications Software — 1.5%		
Citrix Systems*	5,470	208
Nuance Communications*	3,920	73
Salesforce.com*	3,420	214
Total Applications Software		495
Auction House/Art Dealer — 0.8%		
Ritchie Bros Auctioneers	1,175	97
Sotheby's	4,300	164
Total Auction House/Art Dealer		261
Auto-Medium & Heavy Duty Trucks — 0.7%		
Oshkosh Truck	5,050	239
Total Auto-Medium & Heavy Duty Trucks		239
Beverages-Non-Alcoholic — 0.3%		
Pepsi Bottling Group	2,720	107
Total Beverages-Non-Alcoholic		107
Beverages-Wine/Spirits — 0.8%		
Central European Distribution*	4,350	253
Total Beverages-Wine/Spirits		253
Brewery — 0.3%		
Molson Coors Brewing, Cl B	1,910	99
Total Brewery		99
Casino Hotels — 0.8%		
Melco PBL Entertainment Macau ADR*	7,450	86
Wynn Resorts	1,370	154
Total Casino Hotels		240

Description	Shares	Value (000)
Cellular Telecommunications — 0.5%		
Millicom International Cellular*	570	$ 67
NII Holdings*	1,625	79
Total Cellular Telecommunications		146
Chemicals-Diversified — 0.9%		
FMC	5,450	297
Total Chemicals-Diversified		297
Coal — 0.4%		
Consol Energy	1,910	137
Total Coal		137
Commercial Banks Non-US — 0.9%		
HDFC Bank ADR	2,275	297
Total Commercial Banks Non-US		297
Commercial Services-Finance — 0.7%		
Wright Express*	6,650	236
Total Commercial Services-Finance		236
Computer Services — 1.2%		
Cognizant Technology Solutions, Cl A*	5,273	179
IHS, Cl A*	3,425	207
Total Computer Services		386
Computer Software — 1.0%		
Blackbaud	7,875	221
Omniture*	2,880	96
Total Computer Software		317
Computers-Memory Devices — 0.5%		
Seagate Technology	6,580	168
Total Computers-Memory Devices		168
Computers-Peripheral Equipment — 0.9%		
Logitech International*	5,950	218
Sigma Designs*	1,070	59
Total Computers-Peripheral Equipment		277
Consulting Services — 0.4%		
FTI Consulting*	2,070	128
Total Consulting Services		128
Containers-Metal/Glass — 0.9%		
Owens-Illinois*	5,820	288
Total Containers-Metal/Glass		288

OLD MUTUAL GROWTH II PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Data Processing/Management — 1.7%		
Fidelity National Information Services	2,700	$ 112
MasterCard, Cl A	1,280	275
NAVTEQ*	2,125	161
Total Data Processing/Management		548
Dental Supplies & Equipment — 0.5%		
Dentsply International	3,160	142
Total Dental Supplies & Equipment		142
Diagnostic Kits — 0.3%		
Inverness Medical Innovations*	1,500	84
Total Diagnostic Kits		84
Dialysis Centers — 0.4%		
DaVita*	2,225	125
Total Dialysis Centers		125
Distribution/Wholesale — 0.8%		
LKQ*	12,750	268
Total Distribution/Wholesale		268
Diversified Manufacturing Operations — 1.4%		
Harsco	3,140	201
Roper Industries	2,460	154
SPX	1,020	105
Total Diversified Manufacturing Operations		460
E-Commerce/Services — 0.3%		
Priceline.com*	810	93
Total E-Commerce/Services		93
Electric Products-Miscellaneous — 0.7%		
Ametek	4,450	208
Total Electric Products-Miscellaneous		208
Electric-Integrated — 1.9%		
Allegheny Energy	2,090	133
Entergy	1,350	161
Northeast Utilities	10,400	326
Total Electric-Integrated		620
Electric-Transmission — 0.8%		
ITC Holdings	4,675	264
Total Electric-Transmission		264

Description	Shares	Value (000)
Electronic Components-Semiconductors — 2.3%		
Cavium Networks*	3,290	$ 76
MEMC Electronic Materials*	3,050	270
Microchip Technology	3,750	118
NVIDIA*	5,310	181
Silicon Laboratories*	2,580	97
Total Electronic Components-Semiconductors		742
Electronic Measuring Instruments — 0.7%		
Itron*	2,450	235
Total Electronic Measuring Instruments		235
Electronics-Military — 1.2%		
L-3 Communications Holdings	3,500	371
Total Electronics-Military		371
Energy-Alternate Sources — 1.1%		
Covanta Holding*	2,970	82
First Solar*	990	264
Total Energy-Alternate Sources		346
Engineering/R&D Services — 2.2%		
EMCOR Group*	5,450	129
McDermott International*	9,690	572
Total Engineering/R&D Services		701
Entertainment Software — 1.2%		
Activision*	4,930	146
Electronic Arts*	4,070	238
Total Entertainment Software		384
Fiduciary Banks — 0.8%		
Northern Trust	3,250	249
Total Fiduciary Banks		249
Finance-Investment Banker/Broker — 0.8%		
TD Ameritrade Holding*	12,765	256
Total Finance-Investment Banker/Broker		256
Finance-Other Services — 2.2%		
CME Group	325	223
IntercontinentalExchange*	1,390	268
Nymex Holdings	1,700	227
Total Finance-Other Services		718
Food-Baking — 0.7%		
Flowers Foods	9,837	230
Total Food-Baking		230

Description	Shares	Value (000)
Food-Confectionery — 0.5%		
WM Wrigley Jr.	2,650	$ 155
Total Food-Confectionery		155
Food-Miscellaneous/Diversified — 0.4%		
HJ Heinz	2,880	134
Total Food-Miscellaneous/Diversified		134
Food-Wholesale/Distribution — 0.5%		
United Natural Foods*	4,775	151
Total Food-Wholesale/Distribution		151
Funeral Services & Related Items — 0.3%		
Service Corp International	6,925	97
Total Funeral Services & Related Items		97
Hazardous Waste Disposal — 1.4%		
Stericycle*	7,490	445
Total Hazardous Waste Disposal		445
Home Furnishings — 0.5%		
Tempur-Pedic International	5,775	150
Total Home Furnishings		150
Independent Power Producer — 0.7%		
NRG Energy*	5,040	218
Total Independent Power Producer		218
Industrial Audio & Video Products — 0.5%		
Dolby Laboratories, Cl A*	3,300	164
Total Industrial Audio & Video Products		164
Industrial Gases — 2.2%		
Air Products & Chemicals	2,210	218
Airgas	5,500	287
Praxair	2,425	215
Total Industrial Gases		720
Instruments-Scientific — 0.2%		
Waters*	990	78
Total Instruments-Scientific		78
Insurance Brokers — 0.4%		
AON	2,740	131
Total Insurance Brokers		131
Internet Infrastructure Software — 0.3%		
Akamai Technologies*	3,050	106
Total Internet Infrastructure Software		106

Description	Shares	Value (000)
Internet Security — 1.7%		
McAfee*	2,070	$ 78
Vasco Data Security International*	6,825	191
VeriSign*	7,300	275
Total Internet Security		544
Internet Telephony — 0.5%		
j2 Global Communications*	7,625	161
Total Internet Telephony		161
Investment Management/Advisory Services — 4.0%		
Affiliated Managers Group*	3,340	392
Blackrock	1,565	339
Eaton Vance	4,300	195
T Rowe Price Group	5,700	347
Total Investment Management/Advisory Services		1,273
Leisure & Recreational Products — 0.7%		
WMS Industries*	5,760	211
Total Leisure & Recreational Products		211
Machinery-Farm — 0.7%		
AGCO*	3,240	220
Total Machinery-Farm		220
Machinery-General Industry — 0.4%		
Manitowoc	2,690	131
Total Machinery-General Industry		131
Machinery-Pumps — 0.7%		
Flowserve	2,260	217
Total Machinery-Pumps		217
Medical Instruments — 0.8%		
Intuitive Surgical*	640	208
Techne*	550	36
Total Medical Instruments		244
Medical Labs & Testing Services — 0.5%		
Laboratory Corp of America Holdings*	2,275	172
Total Medical Labs & Testing Services		172
Medical Products — 0.6%		
Henry Schein*	2,080	128
West Pharmaceutical Services	1,950	79
Total Medical Products		207

Old Mutual Growth II Portfolio — continued

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 1.0%		
Alexion Pharmaceuticals*	2,120	$ 159
Charles River Laboratories International*	2,000	132
Vertex Pharmaceuticals*	1,750	41
Total Medical-Biomedical/Genetic		332
Medical-Drugs — 1.2%		
Allergan	3,660	235
Shire ADR	2,210	152
Total Medical-Drugs		387
Metal Processors & Fabricators — 0.7%		
Precision Castparts	1,630	226
Total Metal Processors & Fabricators		226
Multi-Line Insurance — 0.6%		
Assurant	2,950	197
Total Multi-Line Insurance		197
Networking Products — 1.4%		
Atheros Communications*	3,730	114
Foundry Networks*	5,640	99
Juniper Networks*	7,150	237
Total Networking Products		450
Non-Hazardous Waste Disposal — 0.2%		
Waste Connections*	2,440	75
Total Non-Hazardous Waste Disposal		75
Office Furnishings — 0.2%		
Interface, Cl A	4,675	76
Total Office Furnishings		76
Oil & Gas Drilling — 1.1%		
Atlas America	1,525	90
Diamond Offshore Drilling	1,820	258
Total Oil & Gas Drilling		348
Oil Companies-Exploration & Production — 3.6%		
Chesapeake Energy	5,175	203
Quicksilver Resources*	3,660	218
Range Resources	5,870	301
Southwestern Energy*	2,270	126
XTO Energy	5,737	295
Total Oil Companies-Exploration & Production		1,143
Oil Field Machinery & Equipment — 1.4%		
FMC Technologies*	4,450	252
National Oilwell Varco*	2,620	192
Total Oil Field Machinery & Equipment		444

Description	Shares	Value (000)
Oil-Field Services — 2.8%		
Core Laboratories*	1,300	$ 162
Exterran Holdings*	1,510	124
Oil States International*	2,700	92
Superior Energy Services*	5,130	177
Weatherford International*	4,805	330
Total Oil-Field Services		885
Pharmacy Services — 1.2%		
Express Scripts*	5,445	398
Total Pharmacy Services		398
Physical Therapy/Rehabilitation Centers — 0.4%		
Psychiatric Solutions*	3,975	129
Total Physical Therapy/Rehabilitation Centers		129
Pipelines — 2.3%		
Equitable Resources	6,225	332
Questar	2,470	134
Williams	7,400	265
Total Pipelines		731
Printing-Commercial — 0.4%		
VistaPrint*	3,250	139
Total Printing-Commercial		139
Private Corrections — 0.6%		
Corrections Corp of America*	6,300	186
Total Private Corrections		186
Property/Casualty Insurance — 0.6%		
ProAssurance*	3,375	185
Total Property/Casualty Insurance		185
Racetracks — 1.2%		
Penn National Gaming*	6,225	371
Total Racetracks		371
Real Estate Management/Services — 0.4%		
Jones Lang LaSalle	1,850	132
Total Real Estate Management/Services		132
Reinsurance — 0.7%		
Axis Capital Holdings	6,075	237
Total Reinsurance		237
REITs-Diversified — 0.2%		
iStar Financial	2,600	68
Total REITs-Diversified		68

Description	Shares	Value (000)
Respiratory Products — 0.6%		
Resmed*	3,572	$ 188
Total Respiratory Products		188
Retail-Apparel/Shoe — 1.4%		
Guess ?	4,560	173
Polo Ralph Lauren	1,550	96
Under Armour, Cl A*	2,590	113
Urban Outfitters*	2,950	80
Total Retail-Apparel/Shoe		462
Retail-Automobile — 0.2%		
Penske Auto Group	4,400	77
Total Retail-Automobile		77
Retail-Computer Equipment — 1.7%		
GameStop, Cl A*	9,055	562
Total Retail-Computer Equipment		562
Retail-Jewelry — 0.5%		
Tiffany	3,650	168
Total Retail-Jewelry		168
Retail-Restaurants — 0.7%		
Yum! Brands	6,290	241
Total Retail-Restaurants		241
Retail-Sporting Goods — 0.8%		
Dick's Sporting Goods*	8,800	244
Total Retail-Sporting Goods		244
Schools — 1.0%		
Apollo Group, Cl A*	3,290	231
New Oriental Education & Technology Group ADR*	1,025	83
Total Schools		314
Semiconductor Components-Integrated Circuits — 0.3%		
Cypress Semiconductor*	2,900	104
Total Semiconductor Components-Integrated Circuits		104
Semiconductor Equipment — 0.9%		
Formfactor*	3,075	102
Varian Semiconductor Equipment Associates*	5,182	192
Total Semiconductor Equipment		294
Steel-Producers — 1.1%		
Carpenter Technology	2,900	218
Steel Dynamics	2,370	141
Total Steel-Producers		359

Description	Shares	Value (000)
Telecommunications Equipment — 0.9%		
CommScope*	5,625	$ 277
Total Telecommunications Equipment		277
Television — 0.4%		
Central European Media Enterprises , Cl A*	1,080	125
Total Television		125
Therapeutics — 1.7%		
BioMarin Pharmaceuticals*	12,215	433
United Therapeutics*	1,190	116
Total Therapeutics		549
Transactional Software — 0.3%		
VeriFone Holdings*	3,600	84
Total Transactional Software		84
Transport-Marine — 0.3%		
Tidewater	1,950	107
Total Transport-Marine		107
Transport-Services — 1.4%		
CH Robinson Worldwide	2,980	161
Expeditors International Washington	6,165	276
Total Transport-Services		437
Veterinary Diagnostics — 1.1%		
VCA Antech*	7,925	351
Total Veterinary Diagnostics		351
Web Hosting/Design — 0.3%		
Equinix*	890	90
Total Web Hosting/Design		90
Web Portals/ISP — 0.3%		
Sina*	2,080	92
Total Web Portals/ISP		92
Wire & Cable Products — 1.7%		
Belden	3,625	161
General Cable*	5,450	399
Total Wire & Cable Products		560
Wireless Equipment — 1.5%		
Crown Castle International*	9,396	391
SBA Communications*	2,270	77
Total Wireless Equipment		468

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
X-Ray Equipment — 1.3%		
Hologic*	6,271	$ 430
Total X-Ray Equipment		430
Total Common Stock (Cost $24,273)		32,080
Investment Company — 0.2%		
Midcap SPDR Trust, Series 1	525	81
Total Investment Company (Cost $82)		81
Money Market Fund — 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 4.85% (A)	191,076	191
Total Money Market Fund (Cost $191)		191
Total Investments — 100.5% (Cost $24,546)		32,352
Other Assets and Liabilities, Net (0.5%)		(172)
Total Net Assets — 100.0%		$ 32,180

*Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of December 31, 2007.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research and Development
REITs — Real Estate Investment Trusts
SPDR — Standard and Poor's Depositary Receipt
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2007

	Old Mutual Growth II Portfolio
Assets:	
Investment Securities, at cost	$ 24,546
Investment Securities, at value	$ 32,352
Receivable for Investment Securities Sold	33
Dividends and Interest Receivable	32
Receivable from Investment Advisor	6
Other Assets	5
Total Assets	32,428
Liabilities:	
Payable to Custodian	29
Payable for Investment Securities Purchased	82
Payable for Management Fees	23
Payable for Capital Shares Redeemed	60
Payable for Trustees' Fees	4
Accrued Expenses	50
Total Liabilities	248
Net Assets	$ 32,180
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 2,087,256 outstanding shares of beneficial interest	$ 266,522
Accumulated Net Realized Loss on Investments	(242,148)
Net Unrealized Appreciation on Investments	7,806
Net Assets	$ 32,180
Net Asset Value, Offering and Redemption Price Per Share	$ 15.42

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the Year Ended December 31, 2007

	Old Mutual Growth II Portfolio
Investment Income:	
Dividends	$ 211
Interest	4
Total Investment Income	215
Expenses:	
Management Fees	273
Trustees' Fees	19
Custodian Fees	35
Professional Fees	42
Printing Fees	38
Transfer Agent Fees	27
Other Expenses	18
Total Expenses	452
Less:	
Waiver of Management Fees	(108)
Net Expenses	344
Net Investment Loss	(129)
Net Realized Gain from Investment Transactions	4,081
Net Change in Unrealized Appreciation on Investments	3,046
Net Realized and Unrealized Gain on Investments	7,127
Increase in Net Assets Resulting from Operations	$ 6,998

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Growth II Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income (Loss)	$ (129)	$ 37
Net Realized Gain on Investments	4,081	14,848
Net Change in Unrealized Appreciation (Depreciation) on Investments	3,046	(11,991)
Net Increase in Net Assets Resulting from Operations	6,998	2,894
Dividends to Shareholders from:		
Net investment income	(44)	—
Total Dividends	(44)	—
Capital Share Transactions:		
Shares Issued	1,266	1,684
Shares Issued upon Reinvestment of Dividends	44	—
Shares Redeemed	(10,232)	(15,480)
Decrease in Net Assets Derived from Capital Shares Transactions	(8,922)	(13,796)
Total Decrease in Net Assets	(1,968)	(10,902)
Net Assets:		
Beginning of Year	34,148	45,050
End of Year	$ 32,180	$ 34,148
Undistributed Net Investment Income (Accumulated Net Investment Loss)	$ —	$ 44
Shares Issued and Redeemed:		
Shares Issued	88	137
Shares Issued upon Reinvestment of Dividends	3	—
Shares Redeemed	(734)	(1,267)
Net Decrease in Shares Outstanding	(643)	(1,130)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Growth II Portfolio														
2007	$12.51	$(0.05)	$2.98	$2.93	$(0.02)	$—	$(0.02)	$15.42	23.43%	$32,180	1.04%	1.37%	(0.39)%	88.04%
2006	11.67	0.01	0.83	0.84	—	—	—	12.51	7.20%	34,148	1.04%	1.15%	0.09%	179.52%
2005	10.48	(0.10)	1.29	1.19	—	—	—	11.67	11.35%	45,050	1.19%	1.19%	(0.90)%	24.17%
2004	9.83	(0.09)	0.74	0.65	—	—	—	10.48	6.61%	53,495	1.17%	1.17%	(0.94)%	37.53%
2003	7.82	(0.08)	2.09	2.01	—	—	—	9.83	25.70%	71,918	1.10%	1.10%	(0.90)%	194.63%

[1] Per share amounts for the year are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

1. ORGANIZATION

Old Mutual Growth II Portfolio (the "Growth II Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Growth II Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Growth II Portfolio is classified as a diversified management investment company. The financial statements for the Growth II Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 53%, 22% and 20% of the outstanding shares of the Growth II Portfolio were held by the separate accounts of three participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Growth II Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollar using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

NOTES TO FINANCIAL STATEMENTS — continued

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

    (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

    (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Growth II Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Growth II Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Growth II Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Growth II Portfolio	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%

Expense Limitation Agreement — In the interest of limiting expenses of the Growth II Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Growth II Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008 its Management Fees and assume other expenses of the Growth II Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.04% of the Growth II Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Growth II Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Growth II Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Growth II Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Growth II Portfolio to exceed 1.04%. No reimbursement by the Growth II Portfolio will be made unless: (i) the Growth II Portfolio's assets exceed $75 million; (ii) the Growth II Portfolio's total annual operating expense ratio is less than 1.04%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Growth II Portfolio for which the Advisor may seek reimbursement was $47,038 (expiring December 31, 2009) and $107,731 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Growth II Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Growth II Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with Munder Capital Management and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Growth II Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each co-sub-advisor is entitled to receive from the Advisor a sub-advisory fee of 0.475% of the average daily net assets of such portion of the Growth II Portfolio managed.

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Growth II Portfolio for the year ended December 31, 2007, were $28,695,295 and $37,295,138, respectively.

5. Federal Tax Information

The Growth II Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income were reclassified to/from the following accounts:

Decrease Paid in Capital (000)	Increase Undistributed Net Investment Income (000)
$(129)	$129

This reclassification had no effect on net assets or net asset value per share.

The tax character of dividends declared during the year ended December 31, 2007 were $44(000) of ordinary income. No dividends or distributions were declared during the year ended December 31, 2006.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2009	$ (213,303)
December 2010	(28,813)
Unrealized appreciation	7,774
	$ (234,342)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Growth II Portfolio utilized $4,014(000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Growth II Portfolio for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$24,578	$8,460	$(686)	$7,774

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Growth II Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Growth II Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Growth II Portfolio's growth style of investing, and the Growth II Portfolio's returns may vary considerably from other equity funds using different investment styles.

Small and Mid-Size Company Risk — The Growth II Portfolio primarily invests in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Growth II Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Growth II Portfolio may overweight certain industries within a sector, which may cause the Growth II Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Growth II Portfolio enters into various contracts that provide for general indemnifications. The Growth II Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Growth II Portfolio. However, based on experience, the Growth II Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

Notes to Financial Statements — concluded

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Growth II Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Growth II Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Growth II Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Growth II Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Growth II Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Growth II Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Growth II Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Growth II Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six Month Period*
Old Mutual Growth II Portfolio				
Actual Portfolio Return	$1,000.00	$1,062.70	1.04%	$5.41
Hypothetical 5% Return	1,000.00	1,019.96	1.04%	5.30

* Expenses are equal to the Growth II Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

NOTICE TO SHAREHOLDERS (Unaudited)

For purposes of the Internal Revenue Code, the Portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2007

Fund	Ordinary Income Distributions	Total Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction [1]	Qualified Dividend Income [2]	Qualified Interest Income [3]
Growth II Portfolio	$43,822	$43,822	80.17%	80.44%	5.98%

[1] Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions".

[2] The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconcialiation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

[3] The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of "Ordinary Income Distributions" that is exempt from U.S. withholding tax when paid to foreign investors.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company — 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	31	Trustee, EQ Advisors Trust (investment company — 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company — 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 — 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 — 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 1997.

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Activities and Composition of the Board of Trustees and Officers of the Trust — As of December 31, 2007 — concluded (Unaudited)

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

*Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (47)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (62)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (59)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005. Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (38)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (41)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (33)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 – July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

*The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

**Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- **Breakpoints for Management Fees** — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- **Fund Expenses** — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- **Performance** — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- **Multi-Manager Structure** — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- **Compliance Undertakings** — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- **Benefits derived by OMCAP from its relationship with the Funds** — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions —The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio— The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

BOARD REVIEW AND APPROVAL OF INVESTMENT
ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Old Mutual Select Value Portfolio— The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions —The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 OLD MUTUAL



OLD MUTUAL®
Insurance Series Fund

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

Old Mutual Large Cap Growth Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

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OLD MUTUAL LARGE CAP GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

- *For the one-year period ended December 31, 2007, the Old Mutual Large Cap Growth Portfolio gained 19.60%, outperforming its benchmark, the Russell 1000® Growth Index, which gained 11.81%.*

- *Within the consumer discretionary, industrials and energy sectors stock selection added value to Portfolio returns.*

- *Stock selection in consumer staples, utilities and information technology detracted from the Portfolio's gains.*

- *Apple, Monsanto and Google contributed to performance, while Amgen, Office Depot (no longer a Portfolio holding) and Marriott International weighed on Portfolio returns.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2007, the Old Mutual Large Cap Growth Portfolio (the "Portfolio") gained 19.60%, outperforming its benchmark, the Russell 1000® Growth Index, which gained 11.81%.

Q. What investment environment did the Portfolio face during the past year?

A. The period started out strong with growth stocks being propelled by solid earnings growth and hopes that economic moderation would enable the Federal Reserve Board to lower interest rates in the first half of 2007. Despite considerable market volatility throughout the year, ongoing efforts by policymakers to contain the fallout from the sub-prime mortgage crisis were beginning to have an impact by year-end in Ashfield Capital Partners, LLC's ("Ashfield") view. Concerns have shifted from the effects on individual companies to the potential large-scale economic consequences on future growth. Overall, however, large-cap growth stocks outperformed their large-cap value counterparts during 2007 and most equity market indexes experienced gains in the mid-to-high single digits.

Q. Which market factors influenced the Portfolio's relative performance?

A. The large-cap growth market favored managers that follow a disciplined approach to stock selection focused upon compelling stock fundamentals. Investors focused their attention on companies with strong earnings growth, reasonable valuations and with a history of efficient capital use during a weakening economy. As Turner Investment Partners, Inc. ("Turner") points out, it is ironic that growth stocks' return to favor appears to have been aided by an overall deceleration in earnings growth.

Growth stocks outperformed value stocks for much of the year, aiding relative Portfolio performance. The slowing of corporate profits created a scarcity of earnings growth and investors were willing to pay a premium for growth - large-cap growth stocks in particular. Much of the highly sought-after growth came from non-US markets in which large-cap growth companies generally derive a larger share of their earnings than other U.S. investments. Large-cap growth companies were therefore not as sensitive to the decreasing value of the U.S. dollar or the general malaise of the U.S. economy.

Q. How did composition affect Portfolio performance?

A. Stock selection contributed to the Portfolio's outperformance relative to the benchmark during the period. Within the consumer discretionary, industrials and energy sectors stock selection added value to Portfolio returns. On the other side of the equation, stock selection in consumer staples, utilities and information technology detracted from the Portfolio's gains.

Stocks such as Apple, Monsanto and Google contributed to performance, while Amgen, Office Depot (no longer a Portfolio holding) and Marriott International weighed on Portfolio returns. Computer hardware company Apple posted solid earnings with iPod sales, the reintroduction of the iTV and the iPhone release in June. Agricultural product provider Monsanto raised guidance as a result of better than expected Roundup pricing, strong corn seed sales in Brazil and Argentina and a lower than anticipated tax rate. The company also announced a cross-licensing agreement with Dow Chemical for "SmartStax", the first-ever eight-gene stack in corn. Worldwide targeted advertising and Internet search solutions provider Google benefited from growth opportunities in Europe, Asia and Latin America along with the release of a new operating system designed for mobile phones. The company added more than 2,000 new jobs in the fourth quarter alone, bringing Google's total number of employees to just less than 16,000 and illustrating continued growth.

Biotechnology firm Amgen detracted from the Portfolio's performance as it received a disappointing review from the Food and Drug Administration regarding a potentially blockbuster cancer drug. Sluggish sales trends due to increased competition hurt retail office supply company Office Depot and its stock lost value. Concerns over an economic slowdown detracted from Marriott International's stock value as investors worried that the lodging company could be hurt by a slowdown in business travel.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield believes domestic earnings growth will slow in 2008, making companies with sustained earnings relatively more attractive and prolonging the recent popularity of large-cap growth stocks. Many large companies receive more than half of their profits from overseas and most have ready access to the credit markets because of their size and international scope. As the US economic situation potentially stabilizes, Ashfield believes these companies will provide market leadership.

Turner also believes the shift to growth investing is in its early stages, since cycles of outperformance for both growth and value have tended to continue for multiyear periods. Growth's return to favor may help the stock market achieve another positive year in Turner's view. The most significant threats that Turner believes would impede a rising stock market in 2008 are: accelerating inflation, an increase in unemployment and, most importantly, if the economy, which has been propped up by three Federal Reserve Board cuts in interest rates since September 2007, slips into a recession.

Top Ten Holdings
as of December 31, 2007

Microsoft	3.9%
Google, Cl A	3.5%
Intel	3.3%
Cisco Systems	2.7%
Apple	2.3%
Monsanto	2.3%
PepsiCo	2.1%
T Rowe Price Group	1.7%
Cameron International	1.5%
Coca-Cola	1.5%
As a % of Total Portfolio Investments	24.8%

Large Cap Growth Portfolio

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Large Cap Growth Portfolio	04/30/97	19.60%	9.69%	13.53%	7.35%	8.56%
Russell 1000® Growth Index	04/30/97	11.81%	8.68%	12.11%	3.83%	5.62%

Past performance is not a guarantee of future results. Part of the Portfolio's performance is due to amounts received from class action settlements regarding prior fund holdings. Information about these performance results and the comparative index can be found on page 2.

Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current sub-advisors. In addition, prior to February 10, 2007, the Portfolio was managed by sub-advisors different than the Portfolio's current sub-advisors and the performance prior to these dates may not be indicative of how the Portfolio will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.21% and 0.96%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on December 31, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Common Stock — 98.9%		
Aerospace/Defense — 0.7%		
Boeing	930	$ 81
Total Aerospace/Defense		81
Agricultural Chemicals — 2.7%		
Monsanto	2,515	281
Mosaic*	520	49
Total Agricultural Chemicals		330
Agricultural Operations — 1.0%		
Archer-Daniels-Midland	1,270	59
Bunge	510	59
Total Agricultural Operations		118
Applications Software — 3.9%		
Microsoft	13,275	473
Total Applications Software		473
Athletic Footwear — 0.6%		
Nike, Cl B	1,180	76
Total Athletic Footwear		76
Auto Truck Parts & Equipment-Original — 0.3%		
Johnson Controls	1,030	37
Total Auto Truck Parts & Equipment-Original		37
Auto-Cars/Light Trucks — 0.4%		
Daimler	520	50
Total Auto-Cars/Light Trucks		50
Beverages-Wine Spirits — 0.4%		
Diageo ADR	620	53
Total Beverages-Wine Spirits		53
Beverages-Non-Alcoholic — 3.6%		
Coca-Cola	3,010	185
PepsiCo	3,285	249
Total Beverages-Non-Alcoholic		434
Building-Heavy Construction — 0.5%		
Chicago Bridge & Iron	1,080	65
Total Building-Heavy Construction		65
Casino Hotels — 0.5%		
Las Vegas Sands*	550	57
Total Casino Hotels		57

Description	Shares	Value (000)
Casino Services — 0.8%		
International Game Technology	2,120	$ 93
Total Casino Services		93
Cellular Telecommunications — 1.9%		
America Movil, Ser L ADR	1,000	61
Millicom International Cellular SA*	560	66
Vimpel-Communications ADR	2,540	106
Total Cellular Telecommunications		233
Coal — 1.1%		
Consol Energy	1,850	132
Total Coal		132
Computers — 4.1%		
Apple*	1,430	283
Hewlett-Packard	1,700	86
International Business Machines	1,225	132
Total Computers		501
Computer Services — 0.5%		
Cognizant Technology Solutions, Cl A*	1,640	56
Total Computer Services		56
Consulting Services — 0.9%		
Accenture, Cl A	3,170	114
Total Consulting Services		114
Cosmetics & Toiletries — 1.4%		
Colgate-Palmolive	700	55
Procter & Gamble	1,585	116
Total Cosmetics & Toiletries		171
Data Processing/Management — 2.1%		
Fiserv*	2,410	134
MasterCard, Cl A	575	124
Total Data Processing/Management		258
Disposable Medical Products — 0.9%		
C.R. Bard	1,090	103
Total Disposable Medical Products		103
Diversified Manufacturing Operations — 4.7%		
Danaher	950	83
General Electric	1,600	59
Illinois Tool Works	1,990	107
Roper Industries	790	49
Siemens ADR	850	134
Textron	1,900	136
Total Diversified Manufacturing Operations		568

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
E-Commerce Products — 0.5%		
Amazon.com*	670	$ 62
Total E-Commerce Products		62
E-Commerce Services — 0.9%		
eBay*	3,300	110
Total E-Commerce Services		110
Electric Products-Miscellaneous — 0.6%		
Emerson Electric	1,300	74
Total Electric Products-Miscellaneous		74
Electric-Integrated — 0.9%		
Constellation Energy Group	1,070	110
Total Electric-Integrated		110
Electronic Components-Semiconductors — 4.3%		
Intel	15,050	401
Texas Instruments	3,525	118
Total Electronic Components-Semiconductors		519
Energy-Alternate Sources — 1.1%		
Sunpower, Cl A*	710	93
SunTech Power Holdings ADR*	450	37
Total Energy-Alternate Sources		130
Engineering/R&D Services — 3.2%		
ABB ADR	5,350	154
Jacobs Engineering Group*	1,640	157
McDermott International*	1,280	76
Total Engineering/R&D Services		387
Engines-Internal Combustion — 0.5%		
Cummins	500	64
Total Engines-Internal Combustion		64
Entertainment Software — 1.3%		
Electronic Arts*	2,660	155
Total Entertainment Software		155
Fiduciary Banks — 1.7%		
Northern Trust	960	74
State Street	1,650	134
Total Fiduciary Banks		208

Description	Shares	Value (000)
Finance-Investment Banker Broker — 2.6%		
Goldman Sachs Group	555	$ 119
Morgan Stanley	1,495	79
Charles Schwab	4,660	119
Total Finance-Investment Banker Broker		317
Finance-Other Services — 2.7%		
CME Group	175	120
IntercontinentalExchange*	550	106
Nymex Holdings	720	96
Total Finance-Other Services		322
Hotels & Motels — 0.6%		
Marriott International, Cl A	2,100	72
Total Hotels & Motels		72
Independent Power Producer — 0.6%		
NRG Energy*	1,760	76
Total Independent Power Producer		76
Industrial Automation Robot — 1.1%		
Rockwell Automation	1,865	129
Total Industrial Automation Robot		129
Industrial Gases — 1.2%		
Praxair	1,600	142
Total Industrial Gases		142
Instruments-Scientific — 1.0%		
Thermo Fisher Scientific*	1,150	66
Waters*	650	51
Total Instruments-Scientific		117
Insurance Brokers — 0.6%		
AON	1,530	73
Total Insurance Brokers		73
Internet Security — 0.4%		
VeriSign*	1,130	42
Total Internet Security		42
Investment Management Advisory Services — 3.1%		
Blackrock	290	63
Franklin Resources	980	112
T Rowe Price Group	3,290	200
Total Investment Management Advisory Services		375

Description	Shares	Value (000)
Life Health Insurance — 1.0%		
Aflac	1,930	$ 121
Total Life Health Insurance		121
Machinery-Construction & Mining — 0.4%		
Terex*	700	46
Total Machinery-Construction & Mining		46
Machinery-Farm — 1.4%		
AGCO*	915	62
Deere	1,180	110
Total Machinery-Farm		172
Medical Instruments — 0.5%		
Intuitive Surgical*	165	54
Total Medical Instruments		54
Medical Products — 3.8%		
Baxter International	1,600	93
Becton Dickinson	1,700	142
Johnson & Johnson	2,100	140
Stryker	1,100	82
Total Medical Products		457
Medical-Biomedical Genetic — 1.7%		
Amgen*	2,275	106
Genentech*	800	54
Genzyme	690	51
Total Medical-Biomedical Genetic		211
Medical-Drugs — 3.2%		
Abbott Laboratories	2,160	121
Allergan	1,090	70
Merck & Co	2,500	145
Shire ADR	760	52
Total Medical-Drugs		388
Medical-HMO — 0.8%		
Aetna	1,765	102
Total Medical-HMO		102
Multi-Line Insurance — 0.4%		
American International Group	860	50
Total Multi-Line Insurance		50
Networking Products — 2.7%		
Cisco Systems*	12,240	331
Total Networking Products		331

Description	Shares	Value (000)
Oil & Gas Drilling — 0.8%		
Diamond Offshore Drilling	660	$ 94
Total Oil & Gas Drilling		94
Oil Companies-Exploration & Production — 1.4%		
Southwestern Energy*	1,020	57
XTO Energy	2,118	109
Total Oil Companies-Exploration & Production		166
Oil Companies-Integrated — 0.8%		
Petroleo Brasileiro ADR	820	94
Total Oil Companies-Integrated		94
Oil Field Machinery & Equipment — 2.2%		
Cameron International*	3,900	188
National Oilwell Varco*	1,140	84
Total Oil Field Machinery & Equipment		272
Oil-Field Services — 2.5%		
Halliburton	2,660	101
Schlumberger	870	86
Smith International	1,600	118
Total Oil-Field Services		305
Pharmacy Services — 1.3%		
Express Scripts*	1,235	90
Medco Health Solutions*	710	72
Total Pharmacy Services		162
Pipelines — 0.9%		
Williams	3,020	108
Total Pipelines		108
Retail-Computer Equipment — 0.4%		
GameStop, Cl A*	780	48
Total Retail-Computer Equipment		48
Retail-Jewelry — 0.6%		
Tiffany	1,680	77
Total Retail-Jewelry		77
Retail-Restaurants — 1.2%		
McDonald's	1,740	103
Yum! Brands	1,200	46
Total Retail-Restaurants		149

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Schools — 0.4%		
Apollo Group*	750	$ 53
Total Schools		53
Semiconductor Equipment — 0.7%		
Applied Materials	4,920	87
Total Semiconductor Equipment		87
Software Tools — 0.3%		
VMware, Cl A*	400	34
Total Software Tools		34
Telephone-Integrated — 0.5%		
AT&T	1,540	64
Total Telephone-Integrated		64
Therapeutics — 0.8%		
Gilead Sciences*	2,220	102
Total Therapeutics		102
Toys — 0.5%		
Nintendo Co ADR	740	55
Total Toys		55
Transport-Rail — 0.5%		
Union Pacific	460	58
Total Transport-Rail		58
Web Portals/ISP — 3.5%		
Google, Cl A*	610	422
Total Web Portals/ISP		422

Description	Shares	Value (000)
Wireless Equipment — 1.8%		
Nokia ADR	2,315	$ 89
Qualcomm	3,300	130
Total Wireless Equipment		219
Total Common Stock (Cost $9,599)		11,988
Money Market Fund — 1.2%		
Dreyfus Cash Management Fund, Institutional Class, 4.85% (A)	141,969	142
Total Money Market Fund (Cost $142)		142
Total Investments — 100.1% (Cost $9,741)		12,130
Other Assets and Liabilities, Net - (0.1%)		(5)
Total Net Assets — 100.0%		$ 12,125

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of December 31, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Ser — Series
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2007

	Old Mutual Large Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 9,741
Investment Securities, at value	$ 12,130
Receivable for Investment Securities Sold	72
Dividends and Interest Receivable	17
Receivable from Investment Advisor	9
Receivable for Capital Shares Sold	1
Other Assets	4
Total Assets	12,233
Liabilities:	
Payable to Custodian	6
Payable for Investment Securities Purchased	48
Payable for Management Fees	9
Payable for Capital Shares Redeemed	19
Payable for Trustees' Fees	2
Accrued Expenses	24
Total Liabilities	108
Net Assets	$ 12,125
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 517,482 outstanding shares of beneficial interest	$ 31,424
Undistributed Net Investment Income	14
Accumulated Net Realized Loss on Investments	(21,702)
Net Unrealized Appreciation on Investments	2,389
Net Assets	$ 12,125
Net Asset Value, Offering and Redemption Price Per Share	$ 23.43

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the year ended December 31, 2007

	Old Mutual Large Cap Growth Portfolio
Investment Income:	
Dividends	$ 135
Interest	3
Less: Foreign Taxes Withheld	(1)
Total Investment Income	137
Expenses:	
Management Fees	109
Trustees' Fees	8
Custodian Fees	38
Professional Fees	16
Printing Fees	26
Transfer Agent Fees	27
Other Expense	12
Total Expenses	236
Less:	
Waiver of Management Fees	(109)
Reimbursement of other Expenses by Advisor	(4)
Net Expenses	123
Net Investment Income	14
Net Realized Gain from Investment Transactions	1,967
Net Change in Unrealized Appreciation on Investments	308
Net Realized and Unrealized Gain on Investments	2,275
Increase in Net Assets Resulting from Operations	$2,289

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income	$ 14	$ 18
Net Realized Gain on Investments	1,967	7,404
Net Change in Unrealized Appreciation (Depreciation) on Investments	308	(6,160)
Net Increase in Net Assets Resulting from Operations	2,289	1,262
Dividends to Shareholders from:		
Net investment income	(18)	—
Total Dividends	(18)	—
Capital Share Transactions:		
Shares Issued	170	585
Shares Issued upon Reinvestment of Dividends	18	—
Shares Redeemed	(4,058)	(13,359)
Decrease in Net Assets Derived from Capital Shares Transactions	(3,870)	(12,774)
Total Decrease in Net Assets	(1,599)	(11,512)
Net Assets:		
Beginning of Year	13,724	25,236
End of Year	$ 12,125	$ 13,724
Undistributed Net Investment Income	$ 14	$ 18
Shares Issued and Redeemed:		
Shares Issued	8	31
Shares Issued upon Reinvestment of Dividends	1	—
Shares Redeemed	(191)	(689)
Net Decrease in Shares Outstanding	(182)	(658)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Large Cap Growth Portfolio														
2007	$19.62	$ 0.02	$3.82	$3.84	$(0.03)	$—	$(0.03)	$ 23.43	19.60%	$12,125	0.96%	1.84%	0.11%	128.27%
2006	18.59	0.02	1.01	1.03	—	—	—	19.62	5.54%	13,724	0.96%	1.21%	0.08%	190.06%
2005	17.78	(0.07)	0.88	0.81	—	—	—	18.59	4.56%	25,236	1.10%	1.15%	(0.42)%	30.48%
2004	16.32	(0.04)	1.50	1.46	—	—	—	17.78	8.95%	31,850	1.10%	1.10%	(0.27)%	44.92%
2003	12.44	(0.07)	3.95	3.88	—	—	—	16.32	31.19%	32,357	1.06%	1.06%	(0.51)%	74.16%

[1] Per share amounts for the year are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

1. ORGANIZATION

Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Large Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 82% and 17% of the outstanding shares of the Large Cap Growth Portfolio were held by the separate accounts of two participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Large Cap Growth Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2007

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Large Cap Growth Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Large Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Large Cap Growth Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.96% of the Large Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Large Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Large Cap Growth Portfolio to exceed 0.96%. Consequently, no reimbursement by the Large Cap Growth Portfolio will be made unless: (i) the Large Cap Growth Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Portfolio's total annual operating expense ratio is less than 0.96%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Portfolio for which the Advisor may seek reimbursement was $55,327 (expiring December 31, 2009) and $112,526 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Large Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Large Cap Growth Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with CastleArk Management, LLC ("CastleArk") and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Portfolio. Effective February 10, 2007, the Board appointed Ashfield Capital Partners, LLC ("Ashfield") as a co-sub-advisor to the Portfolio. Pursuant to an interim sub-advisory agreement approved by the Board, and subject to shareholder approval of a new investment advisory agreement with Ashfield, Ashfield assumed management of that portion of the Portfolio's assets that were previously managed by CastleArk. The new investment sub-advisory agreement became effective as of June 19, 2007. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each co-sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each co-sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2007

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Portfolio for the year ended December 31, 2007, were $16,310,519 and $20,099,063, respectively.

5. FEDERAL TAX INFORMATION

The Large Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2007.

The tax character of dividends declared during the year ended December 31, 2007 were $18,(000) of ordinary income. No dividends or distributions were declared during the year ended December 31, 2006.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring	
December 2009	$(8,472)
December 2010	(13,159)
December 2011	(58)
Undistributed Ordinary Income	14
Unrealized appreciation	2,376
	$(19,299)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Large Cap Growth Portfolio utilized $1,932(000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Portfolio for federal income tax purposes at December 31, 2007, were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$9,754	$2,592	$(216)	$2,376

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Large Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Portfolio's growth style of investing, and the Large Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Portfolio may overweight certain industries within a sector, which may cause the Large Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Portfolio enters into various contracts that provide for general indemnifications. The Large Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Portfolio. However, based on experience, the Large Cap Growth Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Val. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Growth II Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Large Cap Growth Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Large Cap Growth Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$1,104.20	0.96%	$5.09
Hypothetical 5% Return	1,000.00	1,020.37	0.96%	4.89

* Expenses are equal to the Large Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

NOTICE TO SHAREHOLDERS (Unaudited)

For purposes of the Internal Revenue Code, the Portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2007

Fund	Ordinary Income Distributions	Total Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction [1]	Qualified Dividend Income [2]	Qualified Interest Income [3]
Large Cap Growth Portfolio	$18,307	$18,307	87.81%	88.88%	3.72%

[1] Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions"

[2] The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconcialiation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

[3] The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of "Ordinary Income Distributions" that is exempt from U.S. withholding tax when paid to foreign investors.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company — 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	31	Trustee, EQ Advisors Trust (investment company — 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company — 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company — 23 portfolios) since 1997.

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

*Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005. Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

 *The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

**Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-220   02/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Large Cap Growth Concentrated Portfolio

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but do not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performances of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also member of either the Russell 1000® Value or the Russell 2000 Value Indexes.

S & P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Old Mutual Large Cap Growth Concentrated Portfolio

Management Overview (Unaudited)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

- *For the one-year period ended December 31, 2007, the Old Mutual Large Cap Growth Concentrated Portfolio outperformed its benchmark, the Russell 1000® Growth Index. The Portfolio gained 23.70%, while the Russell 1000® Growth Index gained 11.81%.*

- *Within the industrials, materials and health care sectors stock selection added value to Portfolio returns.*

- *Stock selection in consumer staples, an underweight relative to the benchmark in utilities and a relative overweight in telecommunication services detracted from the Portfolio's gains.*

- *Stocks such as Apple, Monsanto and SunPower contributed to performance, while Marriott International, VeriFone Holdings (no longer a Portfolio holding) and Time Warner Telecom (no longer a Portfolio holding) weighed on Portfolio returns.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2007, the Old Mutual Large Cap Growth Concentrated Portfolio (the "Portfolio") outperformed its benchmark, the Russell 1000® Growth Index. The Portfolio gained 23.70%, while the Russell 1000® Growth Index gained 11.81%.

Q. What investment environment did the Portfolio face during the past year?

A. The period started out strong with growth stocks being propelled by solid earnings growth and hopes that economic moderation would enable the Federal Reserve Board to lower interest rates in the first half of 2007. Despite considerable market volatility throughout the year, ongoing efforts by policymakers to contain the fallout from the sub-prime mortgage crisis were beginning to have an impact by year-end in Ashfield Capital Partners, LLC's ("Ashfield") view. Concerns have shifted from the effects on individual companies to the potential large-scale economic consequences. Overall, however, large-cap growth stocks outperformed their large-cap value counterparts during 2007 and most equity market indexes experienced gains in the mid-to-high single digits.

Q. Which market factors influenced the Portfolio's relative performance?

A. The large-cap growth market favored managers that follow a disciplined approach to stock selection focused upon compelling stock fundamentals. Investors focused their attention on companies with strong earnings growth, reasonable valuations and with a history of efficient capital use during a weakening economy. As Turner Investment Partners, Inc. ("Turner") points out, it is ironic that growth stocks' return to favor appears to have been aided by an overall deceleration in earnings growth.

Growth stocks outperformed value stocks for much of the year, aiding relative Portfolio performance. The slowing of corporate profits created a scarcity of earnings growth and investors were willing to pay a premium for growth — large-cap growth stocks in particular. Much of the highly sought-after growth came from non-US markets in which large-cap growth companies generally derive a larger share of their earnings than other U.S. investments. Large-cap growth companies were therefore not as sensitive to the decreasing value of the U.S. dollar or the general malaise of the U.S. economy.

Q. How did composition affect Portfolio performance?

A. Stock selection contributed to the Portfolio's outperformance relative to the benchmark during the period. Within the industrials, materials and health care sectors stock selection added value to Portfolio returns. On the other side of the equation, stock selection in consumer staples, an underweight relative to the benchmark in utilities and a relative overweight in telecommunication services detracted from the Portfolio's gains.

Stocks such as Apple, Monsanto and SunPower contributed to performance, while Marriott International, VeriFone Holdings (no longer a Portfolio holding) and Time Warner Telecom (no longer a Portfolio holding) weighed on Portfolio returns. Computer hardware company Apple posted solid earnings with iPod sales, the reintroduction of the iTV and the iPhone release in June. Agricultural product provider Monsanto raised guidance as a result of better than expected Roundup pricing, strong corn seed sales in Brazil and Argentina and a lower than anticipated tax rate. The company also announced a cross-licensing agreement with Dow Chemical for "SmartStax," the first-ever eight-gene stack in corn. SunPower engages in the design, development, manufacture and marketing of solar electric power products primarily in the United States, Germany, and Asia. With broader adoption in the United States and Europe, solar power is becomingly increasingly competitive and profitable. SunPower, a producer of solar panels, is evidence of this trend as the stock advanced, aided by business growth through acquisitions as well as a major contract with Hewlett-Packard.

Concerns over an economic slowdown detracted from Marriott International's stock value as investors worried that the lodging company could be hurt by a slowdown in business travel. VeriFone Holdings engages in the design, marketing, and service of transaction automation systems that enable electronic payments between consumers, merchants and financial institutions. The company's stock lost value after management disclosed an earnings restatement. Turner was concerned with the impact to management's credibility, as well as the lack of earnings visibility, and decided to sell the Portfolio's holding. Managed voice and data networking solutions provider Time Warner Telecom reported earnings that were below expectations during the period and the company's stock lost value.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield believes domestic earnings growth will slow in 2008, making companies with sustained earnings relatively more attractive and prolonging the recent popularity of large-cap growth stocks. Many large companies receive more than half of their profits from overseas and most have ready access to the credit markets because of their size and international scope. As the US economic situation potentially stabilizes, Ashfield believes these companies will provide market leadership.

Turner also believes the shift to growth investing is in its early stages, since cycles of outperformance for both growth and value have tended to continue for multiyear periods. Growth's return to favor may help the stock market achieve another positive year in Turner's view. The most significant threats that Turner believes would impede a rising stock market in 2008 are accelerating inflation, an increase in unemployment and, most importantly, if the economy, which has been propped up by three Federal Reserve Board cuts in interest rates since September 2007, slips into a recession.

Top Ten Holdings as of December 31, 2007	
Google, Cl A	4.2%
Intel	4.0%
Monsanto	3.8%
Cisco Systems	3.6%
Apple	3.5%
PepsiCo	3.4%
Gilead Sciences	2.3%
Baxter International	2.3%
Jacobs Engineering Group	2.2%
Bunge	2.2%
As a % of Total Portfolio Investments	31.5%

Large Cap Growth
Concentrated Portfolio

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Large Cap Growth Concentrated Portfolio	09/25/97	23.70%	12.22%	14.96%	8.13%	7.94%
Russell 1000® Growth Index	09/25/97	11.81%	8.68%	12.11%	3.83%	3.89%

Past performance is not a guarantee of future results. Part of the Portfolio's performance is due to amounts received from class action settlements regarding prior fund holdings. Information about these performance results and the comparative indexes can be found on page 2.

Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current sub-advisors. In addition, prior to February 10, 2007, the Portfolio was managed by sub-advisors different that the Portfolio's current sub-advisors and the Portfolio's performance prior to these dates may not be indicative of how the Portfolio will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.08% and 0.89%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on December 31, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



6

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Common Stock — 99.5%		
Agricultural Chemicals — 3.8%		
Monsanto	21,960	$ 2,453
Total Agricultural Chemicals		2,453
Agricultural Operations — 2.2%		
Bunge	12,310	1,433
Total Agricultural Operations		1,433
Applications Software — 1.4%		
Microsoft	25,800	919
Total Applications Software		919
Auto-Cars/Light Trucks — 1.2%		
Daimler	8,180	782
Total Auto-Cars/Light Trucks		782
Beverages-Non-Alcoholic — 3.4%		
PepsiCo	28,310	2,149
Total Beverages-Non-Alcoholic		2,149
Casino Hotels — 1.1%		
Las Vegas Sands*	7,030	724
Total Casino Hotels		724
Casino Services — 1.3%		
International Game Technology	18,900	830
Total Casino Services		830
Cellular Telecommunications — 1.9%		
Vimpel-Communications ADR	29,890	1,243
Total Cellular Telecommunications		1,243
Computers — 5.7%		
Apple*	11,370	2,252
Hewlett-Packard	12,800	646
International Business Machines	7,220	780
Total Computers		3,678
Computer Services — 1.0%		
Cognizant Technology Solutions, Cl A*	19,800	672
Total Computer Services		672
Consulting Services — 1.0%		
Accenture, Cl A	16,700	602
Total Consulting Services		1,274
Cosmetics & Toiletries — 1.0%		
Procter & Gamble	9,100	668
Total Cosmetics & Toiletries		668

Description	Shares	Value (000)
Data Processing/Management — 2.6%		
Fiserv*	12,200	$ 677
MasterCard, Cl A	4,520	973
Total Data Processing/Management		1,650
Diversified Manufacturing Operations — 5.9%		
Danaher	10,100	886
General Electric	15,700	582
Illinois Tool Works	16,700	894
Siemens ADR	4,910	773
Textron	9,520	679
Total Diversified Manufacturing Operations		3,814
E-Commerce/Services — 1.1%		
eBay*	20,800	690
Total E-Commerce/Services		690
Electric-Integrated — 1.9%		
Constellation Energy Group	11,690	1,199
Total Electric-Integrated		1,199
Electronic Components-Semiconductors — 5.4%		
Intel	96,300	2,567
Texas Instruments	26,500	885
Total Electronic Components-Semiconductors		3,452
Energy-Alternate Sources — 1.9%		
Sunpower, Cl A*	9,120	1,189
Total Energy-Alternate Sources		1,189
Engineering/R&D Services — 3.2%		
Jacobs Engineering Group*	15,035	1,438
McDermott International*	10,000	590
Total Engineering/R&D Services		2,028
Entertainment Software — 0.9%		
Electronic Arts*	9,500	555
Total Entertainment Software		555
Finance-Investment Banker/Broker — 2.8%		
Charles Schwab	23,910	611
Goldman Sachs Group	4,170	897
Morgan Stanley	5,900	313
Total Finance-Investment Banker/Broker		1,821
Finance-Other Services — 3.2%		
CME Group	1,660	1,139
IntercontinentalExchange*	4,710	907
Total Finance-Other Services		2,046

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Hotels & Motels — 1.3%		
Marriott International, Cl A	24,600	$ 841
Total Hotels & Motels		841
Industrial Gases — 1.1%		
Praxair	7,700	683
Total Industrial Gases		683
Insurance Brokers — 1.5%		
AON	20,340	970
Total Insurance Brokers		970
Investment Management/Advisory Services — 3.5%		
Franklin Resources	8,480	970
T Rowe Price Group	21,110	1,285
Total Investment Management/Advisory Services		2,255
Machinery-Farm — 2.3%		
AGCO*	4,700	320
Deere	12,400	1,155
Total Machinery-Farm		1,475
Medical Products — 4.7%		
Baxter International	24,880	1,444
Becton Dickinson	10,500	878
Johnson & Johnson	9,900	660
Total Medical Products		2,982
Medical-Biomedical/Genetic — 0.8%		
Amgen*	11,400	529
Total Medical-Biomedical/Genetic		529
Medical-Drugs — 3.3%		
Abbott Laboratories	17,050	957
Allergan	17,530	1,126
Total Medical-Drugs		2,083
Medical-HMO — 1.2%		
Aetna	13,100	756
Total Medical-HMO		756
Multi-Line Insurance — 0.8%		
American International Group	8,400	490
Total Multi-Line Insurance		490
Networking Products — 3.6%		
Cisco Systems*	85,950	2,327
Total Networking Products		2,327

Description	Shares	Value (000)
Oil Companies-Integrated — 2.2%		
Petroleo Brasileiro ADR	12,150	$ 1,400
Total Oil Companies-Integrated		1,400
Oil Field Machinery & Equipment — 2.1%		
Cameron International*	27,780	1,337
Total Oil Field Machinery & Equipment		1,337
Oil-Field Services — 3.8%		
Halliburton	26,000	986
Schlumberger	8,000	787
Smith International	8,585	634
Total Oil-Field Services		2,407
Pharmacy Services — 1.1%		
Express Scripts*	9,500	694
Total Pharmacy Services		694
Retail-Jewelry — 0.8%		
Tiffany	11,700	539
Total Retail-Jewelry		539
Retail-Restaurants — 1.1%		
Yum! Brands	18,470	707
Total Retail-Restaurants		707
Semiconductor Equipment — 1.1%		
Applied Materials	40,050	711
Total Semiconductor Equipment		711
Software Tools — 1.0%		
VMware, Cl A*	7,220	614
Total Software Tools		614
Telecommunications Equipment-Fiber Optics — 1.0%		
Corning	25,900	621
Total Telecommunications Equipment-Fiber Optics		621
Therapeutics — 2.3%		
Gilead Sciences*	32,000	1,472
Total Therapeutics		1,472
Toys — 0.8%		
Nintendo ADR	6,890	516
Total Toys		516
Web Portals/ISP — 4.2%		
Google, Cl A*	3,900	2,697
Total Web Portals/ISP		2,697
Total Common Stock (Cost $51,786)		63,703

Description	Shares	Value (000)
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class 4.85% (A)	582,364	$ 582
Total Money Market Fund (Cost $582)		**582**
Total Investments — 100.4% (Cost $52,368)		**64,285**
Other Assets and Liabilities, Net — (0.4%)		**(244)**
Total Net Assets — 100.0%		**$ 64,041**

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of
      December 31, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, EXCLUDING SHARES)

AS OF DECEMBER 31, 2007

	Old Mutual Large Cap Growth Concentrated Portfolio
Assets:	
Investment Securities, at cost	$ 52,368
Investment Securities, at value	$ 64,285
Receivable from Investment Advisor	27
Dividends and Interest Receivable	65
Other Assets	5
Total Assets	64,382
Liabilities:	
Payable to Custodian	7
Payable for Capital Shares Redeemed	192
Payable for Management Fees	49
Payable for Trustees' Fees	8
Accrued Expenses	85
Total Liabilities	341
Net Assets	$ 64,041
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 4,967,108 outstanding shares of beneficial interest	$ 256,100
Accumulated Net Realized Loss on Investments	(203,976)
Net Unrealized Appreciation on Investments	11,917
Net Assets	$ 64,041
Net Asset Value, Offering and Redemption Price Per Share	$ 12.89

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the year ended December 31, 2007

	Old Mutual Large Cap Growth Concentrated Portfolio
Investment Income:	
Dividends	$ 544
Interest	10
Less: Foreign Taxes Withheld	(6)
Total Investment Income	548
Expenses:	
Management fees	575
Trustee Fees	36
Custodian Fees	7
Professional Fees	82
Printing Fees	54
Transfer Agent Fees	27
Other Expenses	28
Total Expenses	809
Less:	
Waiver of Management Fees	(240)
Net Expenses	569
Net Investment Loss	(21)
Net Realized Gain from Investment Transactions	9,717
Net Change in Unrealized Appreciation on Investments	3,823
Net Realized and Unrealized Gain on Investments	13,540
Increase in Net Assets Resulting from Operations	$13,519

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Concentrated Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Loss	$ (21)	$ (17)
Net Realized Gain on Investments	9,717	19,557
Net Change in Unrealized Appreciation (Depreciation) on Investments	3,823	(13,660)
Net Increase in Net Assets Resulting from Operations	13,519	5,880
Capital Share Transactions:		
Shares Issued	34	201
Shares Redeemed	(17,076)	(20,086)
Decrease in Net Assets Derived from Capital Shares Transactions	(17,042)	(19,885)
Total Decrease in Net Assets	(3,523)	(14,005)
Net Assets:		
Beginning of Year	67,564	81,569
End of Year	$ 64,041	$ 67,564
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	3	19
Shares Redeemed	(1,518)	(2,003)
Net Decrease in Shares Outstanding	(1,515)	(1,984)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS
FOR A SHARE OUTSTANDING THROUGHOUT EACH FISCAL YEAR ENDED DECEMBER 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO														
2007	$10.42	$ —	$ 2.47	$ 2.47	$—	$—	$ —	$12.89	23.70%	$ 64,041	0.89%	1.26%	(0.03)%	136.46%
2006	9.64	—	0.78	0.78	—	—	—	10.42	8.09%	67,564	0.89%	1.08%	(0.02)%	204.90%
2005	9.12	(0.07)	0.59	0.52	—	—	—	9.64	5.70%	81,569	1.14%	1.14%	(0.78)%	28.42%
2004	8.53	(0.04)	0.63	0.59	—	—	—	9.12	6.92%	110,140	1.10%	1.10%	(0.44)%	50.45%
2003	6.42	(0.05)	2.16	2.11	—	—	—	8.53	32.87%	153,640	1.09%	1.09%	(0.73)%	92.66%

[1] Per share amounts for the year are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2007

1. Organization

Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Concentrated Portfolio and seven other funds: the Old Mutual Growth II Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Concentrated Portfolio is classified as a non-diversified management investment company. The financial statements for the Large Cap Growth Concentrated Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 90% of the outstanding shares of the Large Cap Growth Concentrated Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Large Cap Growth Concentrated Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

   (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Concentrated Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Concentrated Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Large Cap Growth Concentrated Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Concentrated Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Large Cap Growth Concentrated Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Large Cap Growth Concentrated Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.89% of the Large Cap Growth Concentrated Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Concentrated Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Concentrated Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Large Cap Growth Concentrated Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Large Cap Growth Concentrated Portfolio to exceed 0.89%. No reimbursement by the Large Cap Growth Concentrated Portfolio will be made unless: (i) the Large Cap Growth Concentrated Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Concentrated Portfolio's total annual operating expense ratio is less than 0.89%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Concentrated Portfolio for which the Advisor may seek reimbursement was $140,177 (expiring December 31, 2009) and $239,514 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Large Cap Growth Concentrated Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Large Cap Growth Concentrated Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with CastleArk Management, LLC ("CastleArk") and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Concentrated Portfolio. Effective February 10, 2007, the Board appointed Ashfield Capital Partners, LLC ("Ashfield") as a co-sub-advisor to the Portfolio. Pursuant to an interim sub-advisory agreement approved by the Trust's Board of Trustees, and subject to shareholder approval of a new investment advisory agreement with Ashfield, Ashfield assumed management of that portion of the Portfolio's assets that were previously managed by CastleArk. The new investment sub-advisory agreement became effective as of June 19, 2007. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Concentrated Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Concentrated Portfolio for the year ended December 31, 2007, were $86,581,724 and $103,560,213, respectively.

5. FEDERAL TAX INFORMATION

The Large Cap Growth Concentrated Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2007

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-in Capital (000)	Increase Undistributed Net Investment Income (000)
$(21)	$21

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:

December 2009	$(121,875)
December 2010	(82,020)
Unrealized appreciation	11,836
	$(192,059)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Large Cap Growth Concentrated Portfolio utilized $9,783 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Concentrated Portfolio for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$52,449	$13,510	$(1,674)	$11,836

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Concentrated Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Large Cap Growth Concentrated Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Concentrated Portfolio's growth style of investing, and the Large Cap Growth Concentrated Portfolio's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Portfolio Risk — The Large Cap Growth Concentrated Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Large Cap Growth Concentrated Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Large Cap Growth Concentrated Portfolio's NAV and total return than a diversified portfolio. The Large Cap Growth Concentrated Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Concentrated Portfolio may overweight specific industries within certain sectors, which may cause the Large Cap Growth Concentrated Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Concentrated Portfolio enters into various contracts that provide for general indemnifications. The Large Cap Growth Concentrated Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Concentrated Portfolio. However, based on experience, the Large Cap Growth Concentrated Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

NOTES TO FINANCIAL STATEMENTS — concluded

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Large Cap Growth Concentrated Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders
of Old Mutual Large Cap Growth Concentrated Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Large Cap Growth Concentrated Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Concentrated Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Concentrated Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Concentrated Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Concentrated Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Concentrated Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Concentrated Portfolio				
Actual Portfolio Return	$1,000.00	$1,055.20	0.89%	$4.61
Hypothetical 5% Return	1,000.00	1,020.72	0.89%	4.53

* Expenses are equal to the Large Cap Growth Concentrated Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half period).

23

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company – 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	31	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

*Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005. Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

*The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

**Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-219 02/2008



OLD MUTUAL®
Insurance Series Fund

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

Old Mutual Mid-Cap Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

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OLD MUTUAL MID-CAP PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

• *For the one-year period ended December 31, 2007, the Old Mutual Mid-Cap Portfolio underperformed its benchmark, the S&P MidCap 400 Index. The Portfolio gained 1.63%, while the benchmark returned 7.98% for the same period.*

• *During the period, the financials, consumer discretionary and utilities sectors contributed positively to the Portfolio's performance relative to the benchmark primarily due to stock selection.*

• *Detractors from relative performance at the sector level, primarily due to stock selection, included health care and industrials.*

• *The Portfolio's underweight in the energy sector also detracted from relative performance.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2007, the Old Mutual Mid-Cap Portfolio (the "Portfolio") underperformed its benchmark, the S&P MidCap 400 Index. The Portfolio gained 1.63%, while the benchmark returned 7.98% for the same period.

Q. What investment environment did the Portfolio face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment, from Liberty Ridge Capital, Inc.'s ("Liberty Ridge") standpoint. First, sustained strength in emerging markets continued to attract investors and associated market segments (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the period. This led to outperformance of momentum-oriented strategies. Second, the downturn in the housing market and dislocation of the mortgage market caused a sharp increase in volatility in the latter half of 2007. The realization that there was trouble in the mortgage market was followed by a credit crunch that had (and continues to have) the potential to disrupt all markets. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets that fell short of their goal, but helped calm nerves temporarily. Credit and housing again took center stage at year-end and a number of large financial institutions saw dramatic decreases in the value of their portfolios, resulting in market declines and a series of CEO departures. Feelings appear to be mixed as to whether the credit and housing turmoil of 2007 foreshadows an economic slowdown in 2008. Overall, 2007 was a year where growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Portfolio's relative performance?

A. Though stock-specific factors, rather than macroeconomic themes, generally account for the Portfolio's relative results, a few more generalized factors also impacted performance during the period. These factors included stock price momentum and a faltering housing/credit market. Stock price momentum was a significant driver of performance during the period. Liberty Ridge analyzes near-term dynamics as part of its investment process, but the Portfolio had little exposure to the segments that were most rewarded by momentum; specifically companies with highly cyclical earnings streams and emerging market exposure. The Portfolio did, however, largely avoid exposure to the companies most directly exposed to the faltering housing and credit markets.

Q. How did composition affect Portfolio performance?

A. During the period, the financials, consumer discretionary and utilities sectors contributed positively to the Portfolio's performance relative to the benchmark primarily due to stock selection. Detractors from relative performance at the sector level, primarily due to stock selection, included health care and industrials. The Portfolio's underweight in the energy sector also detracted from relative performance.

At the individual stock level, independent power producer Reliant Energy, software company Citrix Systems and Indian mining company Sterlite Industries benefited the Portfolio's absolute performance during the period. Detractors from performance included airline US Airways Group, newsprint producer AbitibiBowater (no longer a Portfolio holding) and drug maker Angiotech Pharmaceuticals. Reliant Energy's stock performed well during the period, as heightened merger and acquisition activity, coupled with very strong cash flows across the sector, led to significant revaluation of all independent power producers. Citrix Systems benefited from unexpectedly strong execution from its core business. Sterlite Industries' stock increased in value after its initial public offering when the stock was undervalued relative to its peers with direct exposure to Indian infrastructure development.

Rising oil prices and concerns about the condition of the U.S. economy hurt portfolio detractor US Airways Group. AbitibiBowater's stock price declined as a strong Canadian dollar and weak market demand hurt the company's competitive position. Rising competition and delays in the launch of new products hurt Angiotech Pharmaceuticals' stock during the period.

Q. What is the investment outlook for the mid-cap stock market?

A. As always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes are positioned for growth regardless of news headlines and believes a long-term perspective maximizes investment returns over time.

Top Ten Holdings
as of December 31, 2007

Maxim Integrated Products	3.4%
El Paso	2.4%
Aspen Insurance Holdings	2.4%
Liberty Media - Interactive, Cl A	2.2%
Pitney Bowes	2.2%
Hewitt Associates, Cl A	2.2%
Montpelier Re Holdings	2.1%
Medicines	1.9%
Lincare Holdings	1.8%
Expedia	1.8%
As a % of Total Portfolio Investments	22.4%

OLD MUTUAL MID-CAP PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Mid-Cap Portfolio	11/30/98	1.63%	6.11%	13.78%	12.86%
S&P MidCap 400 Index	11/30/98	7.98%	10.27%	16.20%	11.31%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.20% and 0.99%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of November 30, 1998 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2007

Description	Shares	Value
Common Stock — 96.7%		
Aerospace/Defense-Equipment — 1.7%		
DRS Technologies	450	$ 24,422
Goodrich	250	17,653
Total Aerospace/Defense-Equipment		42,075
Airlines — 1.8%		
Delta Air Lines*	1,220	18,166
UAL*	370	13,194
US Airways Group*	1,020	15,004
Total Airlines		46,364
Applications Software — 3.1%		
Citrix Systems*	860	32,689
Intuit*	1,470	46,467
Total Applications Software		79,156
Chemicals–Specialty — 0.3%		
Chemtura	1,220	9,516
Total Chemicals-Specialty		9,516
Coal — 1.2%		
Arch Coal	680	30,552
Total Coal		30,552
Communications Software — 0.8%		
Avid Technology*	690	19,555
Total Communications Software		19,555
Containers-Paper/Plastic — 2.8%		
Sealed Air	1,610	37,255
Sonoco Products	1,050	34,314
Total Containers-Paper/Plastic		71,569
Data Processing/Management — 1.6%		
Fiserv*	720	39,953
Total Data Processing/Management		39,953
Dialysis Centers — 0.5%		
DaVita*	230	12,961
Total Dialysis Centers		12,961
Diversified Manufacturing Operations — 1.8%		
Dover	990	45,629
Total Diversified Manufacturing Operations		45,629
E-Commerce/Services — 4.2%		
Expedia*	1,510	47,746
Liberty Media - Interactive, Cl A*	3,037	57,946
Total E-Commerce/Services		105,692

Description	Shares	Value
Electronic Components-Miscellaneous — 1.0%		
Flextronics International*	2,020	$ 24,361
Total Electronic Components-Miscellaneous		24,361
Electronic Components-Semiconductors — 7.8%		
Broadcom, Cl A*	950	24,833
DSP Group*	2,850	34,770
Fairchild Semiconductor International*	2,150	31,025
Qlogic*	2,680	38,056
Semtech*	2,220	34,454
SiRF Technology Holdings*	1,350	33,926
Total Electronic Components-Semiconductors		197,064
Finance-Consumer Loans — 1.0%		
First Marblehead	560	8,568
SLM	885	17,824
Total Finance-Consumer Loans		26,392
Finance-Investment Banker/Broker — 2.0%		
Greenhill	120	7,978
Interactive Brokers Group, Cl A*	1,310	42,339
Total Finance-Investment Banker/Broker		50,317
Finance-Other Services — 1.6%		
Asset Acceptance Capital	2,140	22,277
MF Global*	570	17,938
Total Finance-Other Services		40,215
Food-Wholesale/Distribution — 0.3%		
United Natural Foods*	280	8,882
Total Food-Wholesale/Distribution		8,882
Gas-Distribution — 0.8%		
WGL Holdings	640	20,966
Total Gas-Distribution		20,966
Hotels & Motels — 0.7%		
Wyndham Worldwide	764	18,000
Total Hotels & Motels		18,000
Human Resources — 2.2%		
Hewitt Associates, Cl A*	1,460	55,903
Total Human Resources		55,903
Independent Power Producer — 1.3%		
Mirant*	594	23,154
Reliant Energy*	390	10,234
Total Independent Power Producer		33,388

Schedule of Investments

As of December 31, 2007

Description	Shares	Value
Industrial Automation/Robot — 0.7%		
Cognex	930	$ 18,740
Total Industrial Automation/Robot		18,740
Investment Companies — 0.5%		
KKR Financial Holdings	870	12,224
Total Investment Companies		12,224
Investment Management/Advisory Services — 1.0%		
Federated Investors, Cl B	626	25,766
Total Investment Management/Advisory Services		25,766
Linen Supply & Related Items — 1.3%		
Cintas	989	33,250
Total Linen Supply & Related Items		33,250
Machinery-Print Trade — 0.5%		
Zebra Technologies, Cl A*	390	13,533
Total Machinery-Print Trade		13,533
Medical Labs & Testing Services — 1.3%		
MDS*	480	9,336
Quest Diagnostics	409	21,636
Total Medical Labs & Testing Services		30,972
Medical–Biomedical/Genetic — 1.3%		
Invitrogen*	350	32,694
Total Medical-Biomedical/Genetic		32,694
Medical-Generic Drugs — 1.5%		
Barr Pharmaceuticals*	707	37,542
Total Medical-Generic Drugs		37,542
Medical-Drugs — 1.7%		
Angiotech Pharmaceuticals*	3,180	11,066
Forest Laboratories*	873	31,821
Total Medical-Drugs		42,887
Medical-HMO — 1.3%		
Magellan Health Services*	710	33,107
Total Medical-HMO		33,107
Medical-Outpatient/Home Medical — 1.9%		
Lincare Holdings*	1,360	47,818
Total Medical-Outpatient/Home Medical		47,818
Metal Processors & Fabricators — 1.3%		
Haynes International*	120	8,340
Sterlite Industries ADR*	953	24,845
Total Metal Processors & Fabricators		33,185

Description	Shares	Value
Motion Pictures & Services — 0.7%		
Macrovision*	990	$ 18,147
Total Motion Pictures & Services		18,147
Multimedia — 0.6%		
EW Scripps, Cl A	320	14,403
Total Multimedia		14,403
Non-Hazardous Waste Disposal — 1.4%		
Allied Waste Industries*	3,156	34,779
Total Non-Hazardous Waste Disposal		34,779
Office Automation & Equipment — 2.3%		
Pitney Bowes	1,520	57,821
Total Office Automation & Equipment		57,821
Oil & Gas Drilling — 0.9%		
Rowan	600	23,676
Total Oil & Gas Drilling		23,676
Oil-Field Services — 2.6%		
Exterran Holdings*	443	36,237
Helix Energy Solutions Group*	744	30,876
Total Oil-Field Services		67,113
Paper & Related Products — 1.0%		
Smurfit-Stone Container*	2,460	25,978
Total Paper & Related Products		25,978
Physical Therapy/Rehabilitation Centers — 0.4%		
Psychiatric Solutions*	345	11,213
Total Physical Therapy/Rehabilitation Centers		11,213
Pipelines — 2.5%		
El Paso	3,680	63,440
Total Pipelines		63,440
Platinum — 0.8%		
Stillwater Mining*	2,030	19,610
Total Platinum		19,610
Printing-Commercial — 3.1%		
RR Donnelley & Sons	960	36,230
Valassis Communications*	3,540	41,383
Total Printing-Commercial		77,613
Property/Casualty Insurance — 0.8%		
Progressive Corp	1,030	19,735
Total Property/Casualty Insurance		19,735

Description	Shares	Value
Publishing-Books — 0.3%		
Scholastic*	190	$ 6,629
Total Publishing-Books		6,629
Publishing-Newspapers — 1.0%		
New York Times Co, Cl A	1,520	26,646
Total Publishing-Newspapers		26,646
Reinsurance — 8.1%		
Allied World Assurance Holdings	490	24,583
Aspen Insurance Holdings	2,140	61,718
Everest Re Group	435	43,674
Montpelier Re Holdings	3,170	53,922
Validus Holdings*	820	21,304
Total Reinsurance		205,201
REITs-Diversified — 0.8%		
CapitalSource	1,090	19,173
Total REITs-Diversified		19,173
REITs-Mortgage — 1.1%		
Annaly Capital Management	1,520	27,634
Total REITs-Mortgage		27,634
Retail-Apparel/Shoe — 0.9%		
Limited Brands	1,160	21,959
Total Retail-Apparel/Shoe		21,959
Retail-Major Department Store — 0.4%		
OfficeMax	520	10,743
Total Retail-Major Department Store		10,743
Retail-Pet Food & Supplies — 1.2%		
PetSmart	1,297	30,518
Total Retail-Pet Food & Supplies		30,518
Retail-Restaurants — 0.4%		
Cheesecake Factory*	419	9,934
Total Retail-Restaurants		9,934
S&L/Thrifts-Eastern US — 1.0%		
New York Community Bancorp	1,450	25,491
Total S&L/Thrifts-Eastern US		25,491
Semiconductor Components-Integrated Circuits — 4.2%		
Cypress Semiconductor*	530	19,096
Maxim Integrated Products	3,280	86,854
Total Semiconductor Components-Integrated Circuits		105,950
Semiconductor Equipment — 0.6%		
Novellus Systems*	570	$ 15,715
Total Semiconductor Equipment		15,715
Telecommunications Equipment-Fiber Optics — 1.3%		
JDS Uniphase*	2,580	34,314
Total Telecommunications Equipment-Fiber Optics		34,314
Telecommunications Services — 0.8%		
Amdocs*	580	19,993
Total Telecommunications Services		19,993
Therapeutics — 2.9%		
Medicines*	2,630	50,391
Warner Chilcott, Cl A*	1,260	22,339
Total Therapeutics		72,730
Transport-Equipment & Leasing — 0.4%		
Aircastle	360	9,478
Total Transport-Equipment & Leasing		9,478
Wireless Equipment — 1.4%		
RF Micro Devices*	6,075	34,687
Total Wireless Equipment		34,687
Total Common Stock (Cost $2,313,613)		2,450,551
Money Market Fund — 5.6%		
Dreyfus Cash Management Fund, Institutional Class 4.85% (A)	140,931	140,931
Total Money Market Fund (Cost $140,931)		**140,931**
Total Investments — 102.3% (Cost $2,454,544)		**2,591,482**
Other Assets and Liabilities, Net (2.3%)		**(57,751)**
Total Net Assets — 100.0%		**$2,533,731**

* Non-income producing security.

(A) — The rate reported represents the 7-day effective yield as of December 31, 2007.

ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
REITs — Real Estate Investment Trusts
S&L — Savings and Loan

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES

AS OF DECEMBER 31, 2007

	Old Mutual Mid-Cap Portfolio
Assets:	
Investment Securities, at cost	$2,454,544
Investment Securities, at value	$2,591,482
Receivable for Investment Securities Sold	11,908
Dividends and Interest Receivable	2,029
Receivable from Investment Advisor	9,258
Receivable for Capital Shares Sold	253
Other Assets	4,171
Total Assets	2,619,101
Liabilities:	
Payable for Investment Securities Purchased	50,785
Payable for Management Fees	2,070
Payable for Capital Shares Redeemed	2,443
Payable for Trustees' Fees	327
Accrued Expenses	29,745
Total Liabilities	85,370
Net Assets	$2,533,731
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 421,447 outstanding shares of beneficial interest	$1,563,863
Accumulated Net Realized Gain on Investments	832,930
Net Unrealized Appreciation on Investments	136,938
Net Assets	$2,533,731
Net Asset Value, Offering and Redemption Price Per Share	$ 6.01

The accompanying notes are an integral part of the financial statements.

Statement of Operations

	Old Mutual Mid-Cap Portfolio
Investment Income:	
Dividends	$ 30,380
Interest	3,389
Less: Foreign Tax Withheld	(44)
Total Investment Income	33,725
Expenses:	
Management fees	40,907
Trustees' Fees	3,654
Custodian Fees	18,824
Professional Fees	2,674
Printing Fees	20,354
Transfer Agent Fees	26,554
Other Expenses	11,957
Total Expenses	124,924
Less:	
Waiver of Management Fees	(40,907)
Reimbursement of Other Expenses by Advisor	(41,393)
Net Expenses	42,624
Net Investment Loss	(8,899)
Net Realized Gain on Investments	1,384,893
Net Change in Unrealized Appreciation on Investments	(1,028,598)
Net Realized and Unrealized Gain on Investments	356,295
Increase in Net Assets Resulting from Operations	$ 347,396

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Old Mutual Mid-Cap Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06*
Investment Activities:		
Net Investment Loss	$ (8,899)	$ (92,769)
Net Realized Gain on Investments	1,384,893	11,272,500
Net Change in Unrealized Appreciation (Depreciation) on Investments	(1,028,598)	(6,874,501)
Net Increase in Net Assets Resulting from Operations	347,396	4,305,230
Dividends and Distributions to Shareholders from:		
Net Investment Income	—	(129,176)
Net Realized Gains from Security Transactions	(3,920,280)	(2,423,791)
Total Dividends and Distributions	(3,920,280)	(2,552,967)
Capital Share Transactions:		
Shares Issued	867,270	3,980,981
Shares Issued upon Reinvestment of Distributions	3,920,280	2,552,982
Shares Redeemed	(4,253,051)	(57,558,340)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	534,499	(51,024,377)
Total Decrease in Net Assets	(3,038,385)	(49,272,114)
Net Assets:		
Beginning of Year	5,572,116	54,844,230
End of Year	$ 2,533,731	$ 5,572,116
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	128,138	231,277
Reinvestment of Distributions	631,285	159,560
Shares Redeemed	(655,496)	(3,360,114)
Net Increase (Decrease) in Shares Outstanding	103,927	(2,969,277)

* Prior period figures have been adjusted to conform to current period presentation.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH FISCAL YEAR ENDED DECEMBER 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period[2]	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL MID-CAP PORTFOLIO														
2007	$17.55	$(0.01)	$ 0.69	$ 0.68	$ —	$(12.22)	$(12.22)	$ 6.01	1.63%	$ 2,533,731	0.99%	2.90%	(0.21)%	152.54%
2006	16.69	(0.03)	1.81	1.78	(0.05)	(0.87)	(0.92)	17.55	11.19%	5,572,116	0.99%	1.20%	(0.19)%	152.62%
2005	17.10	0.04	0.88	0.92	—	(1.33)	(1.33)	16.69	5.71%	54,844,230	1.17%	1.17%	0.25%	89.06%
2004	14.64	(0.04)	2.76	2.72	—	(0.26)	(0.26)	17.10	18.86%	46,766,261	1.17%	1.17%	(0.26)%	123.19%
2003	10.90	(0.03)	3.77	3.74	—	—	—	14.64	34.31%	30,859,104	1.20%	1.23%	(0.24)%	147.82%

[1] Per share amounts for the year are calculated based on average outstanding shares.

[2] Prior period figures have been adjusted to conform to current period presentation.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2007

1. Organization

Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Mid-Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Mid-Cap Portfolio is classified as a diversified management investment company. The financial statements for the Mid-Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007 44% and 53% of the outstanding shares of the Mid-Cap Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Mid-Cap Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date. The Portfolio utilized earnings and profits distributed to shareholders on redemption of shares as part of the dividends paid deduction for Federal income tax purposes.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Mid-Cap Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference

Notes to Financial Statements — continued

between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Mid-Cap Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

Prior period figures have been adjusted to conform to current period presentation.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Mid-Cap Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Mid-Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Mid-Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Mid-Cap Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.99% of the Mid-Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Mid-Cap Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Mid-Cap Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Mid-Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Mid-Cap Portfolio to exceed 0.99%. No reimbursement by the Mid-Cap Portfolio will be made unless: (i) the Mid-Cap Portfolio's assets exceed $75 million; (ii) the Mid-Cap Portfolio's total annual operating expense ratio is less than 0.99%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Mid-Cap Portfolio for which the Advisor may seek reimbursement was $102,556 (expiring December 31, 2009) and $82,300 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Mid-Cap Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Mid-Cap Portfolio, and the Advisor have entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with Liberty Ridge to provide co-sub-advisory services to the Mid-Cap Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Mid-Cap Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank. N.A. served as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Mid-Cap Portfolio for the year ended December 31, 2007, were $6,204,167 and $9,595,726, respectively.

5. Federal Tax Information

The Mid-Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

Notes to Financial Statements — continued

AS OF DECEMBER 31, 2007

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities and were classified to/from the following accounts:

Increase Undistributed Net Investment Income	Decrease Accumulated Net Realized Gain
$8,899	$(8,899)

This reclassification had no effect on net assets or net asset value per share.

The tax character of dividends and distributions declared during the years ended December 31, 2007 and December 31, 2006 were as follows:

	Ordinary Income	Long-Term Capital Gains	Total
2007	$3,506,305	$ 413,975	$3,920,280
2006	$1,323,709*	$1,229,258*	$2,552,967*

* Prior period figures have been adjusted to conform to current period presentation.

As of December 31, 2007, the components of distributable earning/(accumulated losses) were as follows:

Undistributed ordinary income	$447,728
Undistributed Long-Term Capital Gain	516,189
Post October Loss	(34,702)
Unrealized appreciation	40,648
	$969,863

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Mid-Cap Portfolio for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
$2,550,834	$267,931	$(227,283)	$40,648

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Mid-Cap Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Mid-Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small and Mid-Size Company Risk — The Mid-Cap Portfolio primarily invests in mid-sized companies and also may invest in smaller companies. While small-sized companies, and to an extent mid-sized companies, may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Mid-Cap Portfolio could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Mid-Cap Portfolio may overweight certain industries within a sector, which may cause the Mid-Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Mid-Cap Portfolio enters into various contracts that provide for general indemnifications. The Mid-Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Mid-Cap Portfolio. However, based on experience, the Mid-Cap Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios.

However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Mid-Cap Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Mid-Cap Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Mid-Cap Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Mid-Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Mid-Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Mid-Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Mid-Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Mid-Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Mid-Cap Portfolio				
Actual Portfolio Return	$1,000.00	$ 933.20	0.99%	$4.82
Hypothetical 5% Return	1,000.00	1,020.21	0.99%	5.04

* Expenses are equal to the Mid-Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

NOTICE TO SHAREHOLDERS (UNAUDITED)

For purposes of the Internal Revenue Code, the Portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2007

Fund	Ordinary Income Distributions	Long-term Capital Gain Distributions	Total Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction [1]	Qualified Dividend Income [2]
Mid-Cap Portfolio	$3,506,305	$413,975	$3,920,280	33.98%	38.27%

[1] Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions".

[2] The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconcialiation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company – 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	31	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

** Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005. Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

* The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- **Breakpoints for Management Fees** — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- **Fund Expenses** — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- **Performance** — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- **Multi-Manager Structure** — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- **Compliance Undertakings** — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- Benefits derived by OMCAP from its relationship with the Funds — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

> **By Telephone:**
> 888.772.2888
>
> **By Mail:**
> Old Mutual Insurance Series Fund
> P.O. Box 219534
> Kansas City, Missouri 64121-9534
>
> **Via the Internet:**
> oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.


OLD MUTUAL



OLD MUTUAL®
Insurance Series Fund

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

Old Mutual Select Value Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

OLD MUTUAL SELECT VALUE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)
Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

• *For the one-year period ended December 31, 2007, the Old Mutual Select Value Portfolio returned 5.52%, outperforming the 5.49% return posted by the S&P 500 Index.*

• *During the period, stock selection in the materials and financial sectors and an underweight position in consumer discretionary contributed positively to the Portfolio's performance relative to the benchmark.*

• *Detractors from relative performance at the sector level, primarily due to stock selection, included health care, consumer staples and energy.*

• *At the individual stock level, Indian mining company Sterlite Industries, software company Microsoft and insurance-based conglomerate Berkshire Hathaway benefited the Portfolio's absolute performance during the period.*

• *Cable operator Comcast, insurance provider American International Group and investment bank Morgan Stanley detracted from performance.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2007, the Old Mutual Select Value Portfolio (the "Portfolio") returned 5.52%, outperforming the 5.49% return posted by the S&P 500 Index.

Q. What investment environment did the Portfolio face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment, from Liberty Ridge Capital, Inc.'s ("Liberty Ridge") standpoint. First, sustained strength in emerging markets continued to attract investors and associated market segments (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced steadfast interest throughout the period. This led to outperformance of momentum-oriented strategies. Second, the downturn in the housing market and dislocation of the mortgage market caused a sharp increase in volatility in the latter half of 2007. The realization that there was trouble in the mortgage market was followed by a credit crunch that had (and continues to have) the potential to disrupt all markets. In mid-September the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets that fell short of their goal, but helped calm nerves temporarily. Credit and housing again took center stage at year-end and a number of large financial institutions saw dramatic decreases in the value of their portfolios, resulting in market declines and a series of CEO departures. Feelings appear to be mixed as to whether the credit and housing turmoil of 2007 foreshadows an economic slowdown in 2008. Overall, 2007 was a year where growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Portfolio's relative performance?

A. Though stock-specific factors, rather than macroeconomic themes, generally account for the Portfolio's relative results; a few more generalized factors also impacted performance during the period. These factors included stock price momentum and a faltering housing/credit market. Stock price momentum was a significant driver of performance during the period. Liberty Ridge analyzes near-term dynamics as part of its investment process, but the Portfolio unfortunately had little exposure to the segments that were most rewarded by momentum, specifically companies with highly cyclical earnings streams and emerging market exposure. The Portfolio did, however, largely avoid exposure to the companies most directly exposed to the faltering housing and credit markets.

Q. How did composition affect Portfolio performance?

A. During the period, stock selection in the materials and financials sectors and an underweight position in consumer discretionary contributed positively to the Portfolio's performance relative to the benchmark. Detractors from relative performance at the sector level, primarily due to stock selection, included health care, consumer staples and energy.

At the individual stock level, Indian mining company Sterlite Industries, software company Microsoft and insurance-based conglomerate Berkshire Hathaway benefited the Portfolio's absolute performance during the period. Detractors from performance included cable operator Comcast, insurance provider American International Group and investment bank Morgan Stanley. Sterlite Industries' stock increased in value after its initial public offering when the stock was undervalued relative to its peers with direct exposure to Indian infrastructure development. Microsoft benefited from strong core business performance and surging profits in entertainment. Rising profitability in the insurance business and opportunistic portfolio purchases helped Berkshire Hathaway during the period. Comcast was hurt by slowing revenue growth and increased competition from other telephone companies. Exposure to the sub-prime credit market detracted from American International Group and Morgan Stanley's performance during the period.

Q. What is the investment outlook for the large-cap stock market?

A. As always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes are positioned for growth regardless of news headlines and believes a long-term perspective maximizes investment returns over time.

Top Ten Holdings as of December 31, 2007	
Microsoft	6.1%
Maxim Integrated Products	5.7%
American International Group	5.5%
General Electric	5.0%
El Paso	4.8%
Pfizer	4.6%
BP ADR	4.6%
Medtronic	4.6%
General Mills	4.4%
Walgreen	4.4%
As a % of Total Portfolio Investments	49.7%

Select Value Portfolio

OLD MUTUAL SELECT VALUE PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Select Value Portfolio	10/28/97	5.52%	11.51%	11.03%	8.58%	8.87%
S&P 500 Index	10/28/97	5.49%	8.62%	12.83%	5.91%	6.90%

Past performance is not a guarantee of future results. Part of the Portfolio's performance is due to amounts received from class action settlements regarding prior fund holdings. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 0.96% and 0.94%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on December 31, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Common Stock — 97.9%		
Applications Software — 6.1%		
Microsoft	58,215	$ 2,073
Total Applications Software		2,073
Cable TV — 1.5%		
Comcast, Special Cl A*	27,775	503
Total Cable TV		503
Chemicals-Diversified — 4.1%		
E.I. du Pont de Nemours	31,398	1,384
Total Chemicals-Diversified		1,384
Computers-Memory Devices — 2.2%		
EMC*	40,053	742
Total Computers-Memory Devices		742
Diversified Manufacturing Operations — 8.8%		
3M	15,125	1,275
General Electric	45,660	1,693
Total Diversified Manufacturing Operations		2,968
Electric-Integrated — 2.7%		
Dominion Resources	19,538	927
Total Electric-Integrated		927
Electronic Components-Semiconductors — 2.7%		
Texas Instruments	27,900	932
Total Electronic Components-Semiconductors		932
Finance-Investment Banker/Broker — 5.8%		
JPMorgan Chase	28,302	1,235
Morgan Stanley	13,873	737
Total Finance-Investment Banker/Broker		1,972
Food-Miscellaneous/Diversified — 7.6%		
General Mills	26,339	1,501
Kraft Foods, Cl A	33,000	1,077
Total Food-Miscellaneous/Diversified		2,578
Medical Instruments — 4.6%		
Medtronic	30,700	1,543
Total Medical Instruments		1,543
Medical-Drugs — 8.6%		
Pfizer	68,838	1,565
Wyeth	30,638	1,354
Total Medical-Drugs		2,919
Metal Processors & Fabricators — 1.7%		
Sterlite Industries ADR*	21,600	563
Total Metal Processors & Fabricators		563

Description	Shares	Value (000)
Metal-Aluminum — 3.7%		
Alcoa	34,100	$ 1,246
Total Metal-Aluminum		1,246
Multi-Line Insurance — 5.4%		
American International Group	31,628	1,844
Total Multi-Line Insurance		1,844
Oil Companies-Integrated — 8.2%		
BP ADR	21,222	1,553
ConocoPhillips	13,685	1,208
Total Oil Companies-Integrated		2,761
Pipelines — 4.8%		
El Paso	94,676	1,632
Total Pipelines		1,632
Property/Casualty Insurance — 1.6%		
Travelers	9,809	528
Total Property/Casualty Insurance		528
Reinsurance — 3.8%		
Berkshire Hathaway, Cl A*	9	1,275
Total Reinsurance		1,275
Retail-Discount — 4.0%		
Wal-Mart Stores	28,802	1,369
Total Retail-Discount		1,369
Retail-Drug Store — 4.4%		
Walgreen	38,863	1,480
Total Retail-Drug Store		1,480
Semiconductor Components-Integrated Circuits — 5.6%		
Maxim Integrated Products	72,004	1,907
Total Semiconductor Components-Integrated Circuits		1,907
Total Common Stock (Cost $29,755)		33,146
Money Market Fund — 1.8%		
Dreyfus Cash Management Fund, Institutional Class, 4.85% (A)	597,337	597
Total Money Market Fund (Cost $597)		597
Total Investments — 99.7% (Cost $30,352)		33,743
Other Assets and Liabilities, Net — 0.3%		113
Total Net Assets — 100.0%		$33,856

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of December 31, 2007.
ADR — American Depositary Receipt
Cl — Class
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2007

	Old Mutual Select Value Portfolio
Assets:	
Investment Securities, at cost	$ 30,352
Investment Securities, at value	$ 33,743
Receivable for Investments Sold	134
Dividends and Interest Receivable	58
Receivable from Investment Advisor	11
Other Assets	5
Total Assets	33,951
Liabilities:	
Payable to Custodian	11
Payable for Management Fees	22
Payable for Capital Shares Redeemed	2
Payable for Trustees' Fees	5
Accrued Expenses	55
Total Liabilities	95
Net Assets	$ 33,856
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 1,840,580 outstanding shares of beneficial interest	$ 87,015
Undistributed Net Investment Income	534
Accumulated Net Realized Loss on Investments	(57,084)
Net Unrealized Appreciation on Investments	3,391
Net Assets	$ 33,856
Net Asset Value, Offering and Redemption Price Per Share	$ 18.39

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the Year Ended December 31, 2007

	Old Mutual Select Value Portfolio
Investment Income:	
Dividends	$ 926
Interest	22
Less: Foreign Taxes Withheld	(4)
Total Investment Income	944
Expenses:	
Management fees	326
Trustees' Fees	25
Custodian Fees	4
Professional Fees	54
Printing Fees	34
Transfer Agent Fees	26
Other Expenses	21
Total Expenses	490
Less:	
Waiver of Management Fees	(82)
Net Expenses	408
Net Investment Income	536
Net Increase from Payment by Affiliate [1]	2
Net Realized Gain from Investment Transactions	5,428
Net Change in Unrealized Appreciation on Investments	(3,537)
Net Realized and Unrealized Gain on Investments	1,893
Increase in Net Assets Resulting from Operations	$ 2,429

[1] See Note 3.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Select Value Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income	$ 536	$ 517
Net Increase from Payment by Affiliate [1]	2	—
Net Realized Gain on Investments	5,428	6,335
Net Change in Unrealized Appreciation (Depreciation) on Investments	(3,537)	4,346
Net Increase in Net Assets Resulting from Operations	2,429	11,198
Dividends to Shareholders from:		
Net Investment Income	(517)	(729)
Total Dividends	(517)	(729)
Capital Share Transactions:		
Shares Issued	716	1,461
Shares Issued upon Reinvestment of Dividends	517	729
Shares Redeemed	(15,912)	(17,527)
Decrease in Net Assets Derived from Capital Shares Transactions	(14,679)	(15,337)
Total Decrease in Net Assets	(12,767)	(4,868)
Net Assets:		
Beginning of Year	46,623	51,491
End of Year	$ 33,856	$ 46,623
Undistributed Net Investment Income	$ 534	$ 515
Shares Issued and Redeemed:		
Shares Issued	40	90
Shares Issued upon Reinvestment of Distributions	28	47
Shares Redeemed	(871)	(1,107)
Net Decrease in Shares Outstanding	(803)	(970)

[1] See Note 3.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

FOR A SHARE OUTSTANDING THROUGHOUT EACH FISCAL YEAR ENDED DECEMBER 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL SELECT VALUE PORTFOLIO														
2007	$17.64	$0.23	$0.74#	$0.97	$(0.22)	$—	$(0.22)	$18.39	5.52%#	$ 33,856	0.94%	1.13%	1.23%	86.33%
2006	14.25	0.16	3.47	3.63	(0.24)	—	(0.24)	17.64	25.74%	46,623	0.94%	0.96%	1.05%	79.56%
2005	13.91	0.18	0.44	0.62	(0.28)	—	(0.28)	14.25	4.51%	51,491	0.96%	0.96%	1.28%	71.77%
2004	13.83	0.21	0.17	0.38	(0.30)	—	(0.30)	13.91	2.85%	64,049	0.92%	0.92%	1.52%	110.53%
2003	12.00	0.35	1.81	2.16	(0.33)	—	(0.33)	13.83	18.29%	94,035	0.90%	0.90%	1.53%	224.47%

[1] Per share amounts for the year are calculated based on average outstanding shares.

\# Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2007

1. Organization

Old Mutual Select Value Portfolio (the "Select Value Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Select Value Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Select Value Portfolio is classified as a diversified management investment company. The financial statements for the Select Value Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 91% of the outstanding shares of the Select Value Portfolio were held by the separate accounts of one participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Select Value Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Select Value Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Select Value Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended December 31, 2007, no interest was earned by the Trust under this arrangement.

Notes to Financial Statements — continued

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Select Value Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

Expense Limitation Agreement — In the interest of limiting expenses of the Select Value Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Select Value Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Select Value Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.94% of the Select Value Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Select Value Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Select Value Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Select Value Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Select Value Portfolio to exceed 0.94%. No reimbursement by the Select Value Portfolio will be made unless: (i) the Select Value Portfolio's assets exceed $75 million; (ii) the Select Value Portfolio's total annual operating expense ratio is less than 0.94%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Select Value Portfolio for which the Advisor may seek reimbursement was $10,249 (expiring December 31, 2009) and $82,362 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Select Value Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Select Value Portfolio, and the Advisor have entered into a sub-advisory agreement with Liberty Ridge to provide sub-advisory services to the Select Value Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Select Value Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the Portfolios.

Payment by Affiliate — For the year ended December 31, 2007, Liberty Ridge voluntarily contributed $2,202 to the Select Value Portfolio to offset losses incurred due to a trade omission.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Select Value Portfolio for the year ended December 31, 2007, were $35,915,355 and $50,663,008, respectively.

5. FEDERAL TAX INFORMATION

The Select Value Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2007

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2007.

The tax character of dividends and distributions declared during the years ended December 31, 2007 and 2006 were as follows:

	Ordinary Income (000)
2007	$517
2006	729

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Capital loss carryforwards expiring:	
December 2010	$(56,705)
Undistributed Ordinary Income	535
Unrealized appreciation	3,011
	$(53,159)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Select Value Portfolio utilized $5,502 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Select Value Portfolio for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$30,732	$4,351	$(1,340)	$3,011

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Select Value Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Select Value Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Select Value Portfolio's value style of investing, and the Select Value Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Select Value Portfolio may overweight specific industries within certain sectors, which may cause the Select Value Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Select Value Portfolio enters into various contracts that provide for general indemnifications. The Select Value Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Select Value Portfolio. However, based on experience, the Select Value Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

NOTES TO FINANCIAL STATEMENTS — concluded
AS OF DECEMBER 31, 2007

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Select Value Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders
of Old Mutual Select Value Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Select Value Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Portfolio Expenses Example (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Select Value Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Select Value Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Select Value Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Select Value Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Select Value Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Select Value Portfolio				
Actual Portfolio Return	$1,000.00	$ 983.80	0.94%	$4.70
Hypothetical 5% Return	1,000.00	1,020.47	0.94%	4.79

* Expenses are equal to the Select Value Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Notice to Shareholders (Unaudited)

For purposes of the Internal Revenue Code, the Portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2007

Fund	Ordinary Income Distributions	Total Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction [1]	Qualified Dividend Income [2]	Qualified Interest Income [3]
Select Value Portfolio	$517,138	$517,138	59.19%	59.85%	8.30%

[1] Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions".

[2] The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconcialiation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

[3] The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of "Ordinary Income Distributions" that is exempt from U.S. withholding tax when paid to foreign investors.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST – As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company – 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	31	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST – As of December 31, 2007 — concluded (Unaudited)

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

** Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005. Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

*The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

**Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Review and Approval of Investment Management and Sub-advisory Agreements — continued (Unaudited)

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees— With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio— The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio— The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions —The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-08-222 02/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Small Cap Portfolio

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 2000® Index

The unmanaged Russell 2000 Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stock across all major industries.

Index returns and statistical data included are provided by Bloomberg and Fact Set.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

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OLD MUTUAL SMALL CAP PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Performance Highlights

• *For the one-year period ended December 31, 2007, the Old Mutual Small Cap Portfolio returned 6.64% outperforming the Russell 2000® Index, which posted a (1.57)% return during the period.*

• *During the period, stock selection in the consumer discretionary, financials and information technology sectors contributed to the Portfolio's performance relative to the Russell 2000® Index.*

• *Stock selection in materials and health care and an overweight in telecommunication services relative to the Russell 2000® Index detracted from relative performance during the period.*

• *Stocks that contributed to absolute performance during the period included Ansys, FMC Technologies (no longer a Portfolio holding) and EDO (no longer a Portfolio holding), while AbitibiBowater, Security Capital Assurance (no longer a Portfolio holding) and Irwin Financial detracted from the Portfolio's gains.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2007, the Old Mutual Small Cap Portfolio (the "Portfolio") returned 6.64% outperforming the Russell 2000® Index (the "Index"), which posted a (1.57)% return during the period.

Q. What investment environment did the Portfolio face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment, from Liberty Ridge Capital, Inc.'s ("Liberty Ridge") standpoint. First, sustained strength in emerging markets continued to attract investors and associated market segments (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the period. This led to outperformance of momentum-oriented strategies. Second, the downturn in the housing market and dislocation of the mortgage market caused a sharp increase in volatility in the latter half of 2007. The realization that there was trouble in the mortgage market was followed by a credit crunch that had (and continues to have) the potential to disrupt all markets. In mid-September the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets that fell short of their goal, but helped calm nerves temporarily. Credit and housing again took center stage at year-end and a number of large financial institutions saw dramatic decreases in the value of their portfolios, resulting in market declines and a series of CEO departures. Feelings appear to be mixed as to whether the credit and housing turmoil of 2007 foreshadows an economic slowdown in 2008. Overall, 2007 was a year where growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Portfolio's relative performance?

A. Growth stocks outpaced value stocks during the period. In terms of market capitalization, the larger stocks in the benchmark outperformed their smaller capitalization peers. Eagle Asset Management, Inc.'s ("Eagle") larger weighted average capitalization and bias toward high quality companies proved beneficial to its portion of the Portfolio's performance during the one-year period.

Though stock-specific factors, rather than macroeconomic themes, generally account for the Portfolio's relative results, a few more generalized factors also impacted performance during the period. These factors included stock price momentum and a faltering housing/credit market. Stock price momentum was a significant driver of performance during the period. Liberty Ridge analyzes near-term dynamics as part of its investment process, but the Portfolio had little exposure to the segments that were most rewarded by momentum, specifically companies with highly cyclical earnings streams and emerging market exposure. The Portfolio did, however, largely avoid exposure to the companies most directly exposed to the faltering housing and credit markets.

Q. How did composition affect Portfolio performance?

A. During the period, stock selection in the consumer discretionary, financials and information technology sectors contributed to the Portfolio's performance relative to the Russell 2000® Index. Stock selection in materials and health care and an overweight in telecommunication services relative to the Russell 2000® Index detracted from relative performance during the period.

Stocks that contributed to absolute performance during the period included Ansys, FMC Technologies (no longer a Portfolio holding) and EDO (no longer a Portfolio holding), while AbitibiBowater, Security Capital Assurance (no longer a Portfolio holding) and Irwin Financial detracted from the Portfolio's gains. Ansys, the market leader in software solutions for design analysis and optimization, gained many valuable contracts and increased its already high earnings visibility during the period. Ansys has experienced significant growth over the years, but Eagle notes there is evidence that the simulation market is still in its early stages of penetration and that the company may have room for further expansion. FMC Technologies designs, manufactures and services systems and products used in deepwater exploration and production of crude oil and natural gas. The company beat estimates on expanding margins and higher revenue during the period. Defense equipment provider EDO experienced stock price appreciation due the fact that it was acquired by ITT during the third quarter of 2007.

Detracting from performance was AbitibiBowater, a newsprint producer that was hurt by a strong Canadian dollar and weak product demand. Security Capital Assurance's stock lost value when rating agencies Fitch and Moody's conducted reviews of capital adequacy. The agencies found that the insurance company was lacking the capital needed to maintain its AAA-rating, which is essential for the financial-guaranty insurance industry's business model. Regional bank Irwin Financial's mortgage lending unit suffered during the period and the company's stock lost value.

Q. What is the investment outlook for the small-cap market?

A. Eagle believes the declines in home prices presents a challenge in the United States due to the fact that the consumer will be less inclined to spend without the stimulus of a strong housing market. This sub-advisor does not believe, however, that this will lead to a recession and notes that the credit crisis may be overblown since the losses are not as widespread as they have been in the past (1990 for example). Eagle believes that the market is still growth-oriented and points to evidence that the growth cycle may be in its beginning stages since growth stocks are relatively inexpensive. Managers that follow a growth-at-a-reasonable-price strategy may be positioned to outperform in 2008 in Eagle's view.

Liberty Ridge notes that, as always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes are positioned for growth regardless of news headlines and believes a long-term perspective maximizes investment returns over time.

Top Ten Holdings as of December 31, 2007

Orthofix International	1.4%
Arch Capital Group	1.2%
John Wiley & Sons, Cl A	1.2%
Teledyne Technologies	1.2%
Star Gas Partners LP	1.1%
Ansys	1.1%
Wright Express	1.0%
Amphenol, Cl A	1.0%
Belo, Cl A	1.0%
RLI	1.0%
As a % of Total Portfolio Investments	11.2%

Small Cap Portfolio

OLD MUTUAL SMALL CAP PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	Annualized 1 Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Small Cap Portfolio	10/28/97	6.64%	8.10%	15.33%	10.07%	10.40%
Russell 2000® Index	10/28/97	-1.57%	6.80%	16.25%	7.08%	7.39%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.30% and 1.02%, respectively.

Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current sub-advisors and the Portfolio's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on December 31, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



8

Schedule of Investments

As of December 31, 2007

Description	Shares	Value (000)
Common Stock — 96.5%		
Aerospace/Defense — 1.6%		
Aerovironment*	16,350	$ 396
Teledyne Technologies*	18,945	1,010
Total Aerospace/Defense		1,406
Aerospace/Defense-Equipment — 1.4%		
B/E Aerospace*	5,605	297
DRS Technologies	7,820	424
Heico Corp	4,750	259
Orbital Sciences*	10,060	247
Total Aerospace/Defense-Equipment		1,227
Agricultural Biotech — 0.1%		
Origin Agritech*	16,570	110
Total Agricultural Biotech		110
Applications Software — 0.9%		
Progress Software*	24,500	825
Total Applications Software		825
Auto/Truck Parts & Equipment-Original — 0.5%		
BorgWarner	8,210	397
Total Auto/Truck Parts & Equipment-Original		397
Beverages-Non-Alcoholic — 0.5%		
Coca-Cola Bottling	6,938	409
Total Beverages-Non-Alcoholic		409
Building & Construction-Miscellaneous — 0.5%		
Drew Industries*	16,805	460
Total Building & Construction-Miscellaneous		460
Building-Mobile Home/Manufactured Housing — 0.5%		
Thor Industries	11,730	446
Total Building-Mobile Home/ Manufactured Housing		446
Cable TV — 0.6%		
Lodgenet Entertainment*	29,170	509
Total Cable TV		509
Cellular Telecommunications — 0.9%		
Cellcom Israel	25,530	811
Total Cellular Telecommunications		811
Chemicals-Diversified — 1.3%		
Celanese, Ser A	12,760	540
Olin	8,320	161
Rockwood Holdings*	13,485	448
Total Chemicals-Diversified		1,149

Description	Shares	Value (000)
Chemicals-Specialty — 1.2%		
Albemarle	15,970	$ 659
Balchem	2,655	59
Hercules	16,480	319
Total Chemicals-Specialty		1,037
Coal — 1.3%		
Alpha Natural Resources*	9,000	292
Massey Energy	13,880	496
Walter Industries	9,980	359
Total Coal		1,147
Coatings/Paint — 0.3%		
RPM International	14,125	287
Total Coatings/Paint		287
Commercial Banks-Central US — 0.3%		
Irwin Financial	37,320	274
Total Commercial Banks-Central US		274
Commercial Services — 0.6%		
PHH*	5,000	88
Quanta Services*	15,100	396
Total Commercial Services		484
Commercial Services-Finance — 1.6%		
Interactive Data	14,930	493
Wright Express*	25,395	901
Total Commercial Services-Finance		1,394
Communications Software — 0.8%		
Avid Technology*	11,320	321
DivX*	26,130	366
Total Communications Software		687
Computer Aided Design — 1.1%		
Ansys*	22,275	924
Total Computer Aided Design		924
Computer Services — 0.3%		
IHS, Cl A*	4,285	259
Total Computer Services		259
Computer Software — 0.2%		
Blackbaud	6,600	185
Total Computer Software		185
Computers -Integrated Systems — 1.7%		
Micros Systems*	3,895	273
NCI, Cl A*	22,570	386
Radisys*	23,510	315
Teradata*	18,645	511
Total Computers-Integrated Systems		1,485

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Computers-Memory Devices — 0.2%		
Silicon Storage Technology*	65,810	$ 197
Total Computers-Memory Devices		197
Computers-Peripheral Equipment — 1.5%		
Electronics for Imaging*	31,370	705
Logitech International*	16,735	613
Total Computers-Peripheral Equipment		1,318
Consulting Services — 2.0%		
Gartner*	12,190	214
Huron Consulting Group*	6,940	560
MAXIMUS	10,470	404
Watson Wyatt Worldwide, Cl A	11,800	548
Total Consulting Services		1,726
Containers-Metal/Glass — 1.6%		
Greif, Cl A	10,413	681
Silgan Holdings	13,285	690
Total Containers-Metal/Glass		1,371
Containers-Paper/Plastic — 1.2%		
Bemis	14,975	410
Pactiv*	22,725	605
Total Containers-Paper/Plastic		1,015
Cosmetics & Toiletries — 0.1%		
Alberto-Culver	3,570	88
Total Cosmetics & Toiletries		88
Data Processing/Management — 0.5%		
Dun & Bradstreet	4,765	422
Total Data Processing/Management		422
Decision Support Software — 0.5%		
SPSS*	11,035	396
Total Decision Support Software		396
Diagnostic Equipment — 1.2%		
Gen-Probe*	7,750	488
Immucor*	15,180	516
Total Diagnostic Equipment		1,004
Diagnostic Kits — 0.7%		
Meridian Bioscience	20,862	628
Total Diagnostic Kits		628
Dialysis Centers — 0.4%		
Dialysis Corp of America*	44,981	382
Total Dialysis Centers		382

Description	Shares	Value (000)
Direct Marketing — 0.4%		
Valuevision Media, Cl A*	54,360	$ 342
Total Direct Marketing		342
Diversified Manufacturing Operations — 0.4%		
Acuity Brands	8,490	382
Total Diversified Manufacturing Operations		382
Electric Products-Miscellaneous — 0.4%		
Ametek	7,897	370
Total Electric Products-Miscellaneous		370
Electric-Transmission — 0.7%		
ITC Holdings	10,090	569
Total Electric-Transmission		569
Electronic Components-Miscellaneous — 0.6%		
Celestica*	96,000	557
Total Electronic Components-Miscellaneous		557
Electronic Components-Semiconductors — 4.3%		
Bookham*	60,060	143
Diodes*	13,885	418
DSP Group*	31,750	387
Fairchild Semiconductor International*	14,770	213
Ikanos Communications*	100,085	538
ON Semiconductor*	57,035	506
Qlogic*	30,520	433
Semtech*	14,160	220
Silicon Laboratories*	2,580	97
SiRF Technology Holdings*	12,710	319
Zoran*	18,940	426
Total Electronic Components-Semiconductors		3,700
Electronic Connectors — 1.0%		
Amphenol, Cl A	19,175	889
Total Electronic Connectors		889
Electronic Design Automation — 1.0%		
Ansoft*	12,078	312
Synplicity*	91,650	532
Total Electronic Design Automation		844
Electronic Measuring Instruments — 0.7%		
National Instruments	18,335	611
Total Electronic Measuring Instruments		611
Engineering/R&D Services — 0.4%		
URS*	7,059	384
Total Engineering/R&D Services		384

Description	Shares	Value (000)
Enterprise Software/Services — 1.2%		
Novell*	109,630	$ 753
PROS Holdings*	12,760	250
Total Enterprise Software/Services		1,003
Entertainment Software — 0.4%		
Take-Two Interactive Software*	18,480	341
Total Entertainment Software		341
Finance-Investment Banker/Broker — 1.7%		
Cowen*	51,380	489
Interactive Brokers Group*, Cl A	14,720	476
Piper Jaffray*	1,480	69
Thomas Weisel Partners Group*	15,030	206
TradeStation Group*	17,600	250
Total Finance-Investment Banker/Broker		1,490
Finance-Other Services — 0.5%		
Asset Acceptance Capital	17,675	184
eSpeed, Cl A*	23,064	261
Total Finance-Other Services		445
Food-Baking — 0.4%		
Flowers Foods	16,075	376
Total Food-Baking		376
Food-Canned — 0.6%		
Del Monte Foods	52,025	492
Total Food-Canned		492
Food-Dairy Products — 0.8%		
Dean Foods	25,505	660
Total Food-Dairy Products		660
Gas-Distribution — 0.8%		
Southwest Gas	9,800	292
UGI	16,190	441
Total Gas-Distribution		733
Human Resources — 0.8%		
Cross Country Healthcare*	24,400	347
Hudson Highland Group*	43,950	370
Total Human Resources		717
Industrial Audio & Video Products — 0.8%		
Dolby Laboratories, Cl A*	13,495	671
Total Industrial Audio & Video Products		671

Description	Shares	Value (000)
Industrial Automation/Robot — 1.2%		
Cognex	21,225	$ 428
iRobot*	15,990	289
Nordson	5,425	314
Total Industrial Automation/Robot		1,031
Instruments-Controls — 0.2%		
Woodward Governor	2,805	191
Total Instruments-Controls		191
Instruments-Scientific — 1.3%		
PerkinElmer	23,670	616
Varian*	7,445	486
Total Instruments-Scientific		1,102
Internet Application Software — 0.8%		
CryptoLogic	22,177	389
DealerTrack Holdings*	10,405	348
Total Internet Application Software		737
Internet Content-Entertainment — 0.0%		
Audible*	4,534	40
Total Internet Content-Entertainment		40
Internet Incubators — 0.4%		
Internet Capital Group*	26,510	311
Total Internet Incubators		311
Investment Companies — 0.2%		
MCG Capital	7,920	92
PennantPark Investment	6,100	61
Total Investment Companies		153
Investment Management/Advisory Services — 1.0%		
Affiliated Managers Group*	3,775	443
AllianceBernstein Holding LP	5,760	433
Total Investment Management/Advisory Services		876
Lasers-Systems/Components — 1.0%		
Electro Scientific Industries*	17,310	344
Rofin-Sinar Technologies*	10,810	520
Total Lasers-Systems/Components		864
Life/Health Insurance — 2.0%		
Delphi Financial Group, Cl A	18,610	657
Reinsurance Group of America	8,105	425
StanCorp Financial Group	13,695	690
Total Life/Health Insurance		1,772

SCHEDULE OF INVESTMENTS

As of December 31, 2007

Description	Shares	Value (000)
Machinery-General Industry — 0.2%		
Robbins & Myers	2,845	$ 215
Total Machinery-General Industry		215
Machinery-Material Handling — 0.8%		
Columbus McKinnon*	20,870	681
Total Machinery-Material Handling		681
Medical Instruments — 1.0%		
Edwards Lifesciences*	4,995	230
Natus Medical*	32,060	620
Total Medical Instruments		850
Medical Products — 2.0%		
Orthofix International*	20,752	1,203
Syneron Medical*	9,200	123
Zoll Medical*	16,480	440
Total Medical Products		1,766
Medical-Biomedical/Genetic — 1.0%		
Cambrex	27,680	232
Martek Biosciences*	7,740	229
Qiagen*	20,885	440
Total Medical-Biomedical/Genetic		901
Medical-Drugs — 1.0%		
Angiotech Pharmaceuticals*	32,650	114
Aspreva Pharmaceuticals*	15,290	398
Axcan Pharma*	10,280	237
Valeant Pharmaceuticals International*	9,720	116
Total Medical-Drugs		865
Medical-Generic Drugs — 0.3%		
Perrigo	8,155	286
Total Medical-Generic Drugs		286
Medical-Hospitals — 0.4%		
Universal Health Services, Cl B	7,230	370
Total Medical-Hospitals		370
Metal Processors & Fabricators — 0.9%		
CIRCOR International	7,210	334
Haynes International*	5,860	407
Total Metal Processors & Fabricators		741
Miscellaneous Manufacturing — 0.7%		
Reddy Ice Holdings	3,020	76
Trimas*	52,380	555
Total Miscellaneous Manufacturing		631
Motion Pictures & Services — 0.4%		
DreamWorks Animation SKG, Cl A*	14,590	373
Total Motion Pictures & Services		373

Description	Shares	Value (000)
Multimedia — 2.0%		
Belo, Cl A	48,590	$ 847
Corus Entertainment, Cl B	12,020	590
Gemstar-TV Guide International*	62,838	299
Total Multimedia		1,736
Networking Products — 1.1%		
Extreme Networks*	80,240	284
Foundry Networks*	5,450	95
Polycom*	19,345	537
Total Networking Products		916
Non-Hazardous Waste Disposal — 0.6%		
Waste Connections*	15,800	488
Total Non-Hazardous Waste Disposal		488
Oil Companies-Exploration & Production — 2.3%		
Berry Petroleum, Cl A	13,715	610
Harvest Natural Resources*	45,460	568
Stone Energy*	11,910	559
Whiting Petroleum*	4,904	283
Total Oil Companies-Exploration & Production		2,020
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	7,135	279
Total Oil Field Machinery & Equipment		279
Oil-Field Services — 1.4%		
Acergy ADR	8,375	184
Key Energy Services*	43,660	628
Oceaneering International*	6,255	421
Total Oil-Field Services		1,233
Paper & Related Products — 1.5%		
AbitibiBowater	10,866	224
Neenah Paper	12,355	360
Potlatch	5,115	227
Schweitzer-Mauduit International	17,500	453
Total Paper & Related Products		1,264
Platinum — 0.6%		
Stillwater Mining*	53,400	516
Total Platinum		516
Power Conversion/Supply Equipment — 0.5%		
Hubbell, Cl B	9,055	467
Total Power Conversion/Supply Equipment		467
Printing-Commercial — 1.0%		
Consolidated Graphics*	8,300	397
Valassis Communications*	38,280	447
Total Printing-Commercial		844

Description	Shares	Value (000)
Property/Casualty Insurance — 3.3%		
Arch Capital Group*	15,365	$ 1,081
CNA Surety*	34,825	689
RLI	14,635	831
United America Indemnity*, Cl A	11,395	227
Total Property/Casualty Insurance		2,828
Publishing-Books — 1.2%		
John Wiley & Sons, Cl A	23,970	1,027
Total Publishing-Books		1,027
Publishing-Periodicals — 0.4%		
Playboy Enterprises, Cl B*	35,020	319
Total Publishing-Periodicals		319
Racetracks — 0.4%		
International Speedway, Cl A	9,170	378
Total Racetracks		378
Radio — 0.2%		
Radio One, Cl D*	67,543	160
Total Radio		160
Reinsurance — 2.1%		
Aspen Insurance Holdings	19,530	563
Endurance Specialty Holdings	6,890	288
Montpelier Re Holdings	31,960	544
Validus Holdings*	16,270	423
Total Reinsurance		1,818
REITs-Hotels — 0.5%		
FelCor Lodging Trust	29,310	457
Total REITs-Hotels		457
REITs-Mortgage — 0.9%		
Chimera Investment	15,140	271
MFA Mortgage Investments	56,640	524
Total REITs-Mortgage		795
Rental Auto/Equipment — 0.6%		
H&E Equipment Services*	29,840	563
Total Rental Auto/Equipment		563
Retail-Apparel/Shoe — 1.2%		
Footstar	41,574	195
Kenneth Cole Productions, Cl A	8,680	152
Men's Wearhouse	9,910	267
Syms	28,480	430
Total Retail-Apparel/Shoe		1,044

Description	Shares	Value (000)
Resorts/Theme Parks — 0.5%		
Vail Resorts*	8,845	$ 476
Total Resorts/Theme Parks		476
Retail-Auto Parts — 0.4%		
O'Reilly Automotive*	9,730	316
Total Retail-Auto Parts		316
Retail-Automobile — 0.6%		
AutoNation*	9,660	151
Group 1 Automotive	15,810	375
Total Retail-Automobile		526
Retail-Bookstore — 0.7%		
Barnes & Noble	17,395	599
Total Retail-Bookstore		599
Retail-Propane Distributors — 1.1%		
Star Gas Partners LP*	234,450	931
Total Retail-Propane Distributors		931
Retail-Video Rental — 0.2%		
Blockbuster, Cl A*	39,620	155
Total Retail-Video Rental		155
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	31,480	320
Total S&L/Thrifts-Eastern US		320
Schools — 0.5%		
Capella Education*	3,415	224
Learning Tree International*	9,800	225
Total Schools		449
Semiconductor Components-Integrated Circuits — 0.6%		
Emulex*	32,350	528
Total Semiconductor Components-Integrated Circuits		528
Semiconductor Equipment — 1.7%		
Brooks Automation*	21,470	284
Entegris*	81,406	703
MKS Instruments*	17,970	344
Ultratech*	8,400	95
Verigy*	2,225	60
Total Semiconductor Equipment		1,486
Specified Purpose Acquisition — 0.1%		
Marathon Acquisition*	7,400	67
Total Specified Purpose Acquisition		67

OLD MUTUAL SMALL CAP PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value (000)
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	8,360	$ 80
Total Steel Pipe & Tube		80
Telecommunications Equipment — 1.1%		
CommScope*	10,495	516
Plantronics	11,420	297
Tollgrade Communications*	14,650	117
Total Telecommunications Equipment		930
Telecommunications Services — 0.6%		
NTELOS Holdings	12,125	360
RCN*	8,960	140
Total Telecommunications Services		500
Telephone-Integrated — 0.0%		
IDT, Cl B	3,550	30
Total Telephone-Integrated		30
Television — 0.2%		
Sinclair Broadcast Group, Cl A	25,630	210
Total Television		210
Transport-Equipment & Leasing — 1.3%		
Aircastle	13,770	363
GATX	5,250	193
Genesis Lease ADR	24,220	454
Greenbrier	4,030	90
Total Transport-Equipment & Leasing		1,100

Description	Shares	Value (000)
Transport-Truck — 0.6%		
Landstar System	11,675	$ 492
Total Transport-Truck		492
Wireless Equipment — 0.9%		
InterDigital*	15,650	365
RF Micro Devices*	72,110	412
Total Wireless Equipment		777
Total Common Stock (Cost $77,666)		83,915
Investment Company — 0.6%		
iShares Russell 2000 Index Fund	7,000	531
Total Investment Company (Cost $568)		531
Money Market Fund — 2.7%		
Dreyfus Cash Management Fund, Institutional Class 4.85% (A)	2,376	2,376
Total Money Market Fund (Cost $2,376)		2,376
Total Investments — 99.8% (Cost $80,610)		86,822
Other Assets and Liabilities, Net — 0.2%		139
Total Net Assets — 100.0%		$86,961

* Non-income producing security.

(A) — The rate reported represents the 7-day effective yield as of December 31, 2007.

ADR — American Depositary Receipt

Cl — Class

LP — Limited Partnership

R&D — Research & Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2007

	Old Mutual Small Cap Portfolio
Assets:	
Investment Securities, at cost	$80,610
Investment Securities, at value	$86,822
Cash	271
Receivable for Investment Securities Sold	444
Receivable from Investment Advisor	34
Dividends and Interest Receivable	84
Other Assets	6
Total Assets	87,661
Liabilities:	
Payable for Investment Securities Purchased	420
Payable for Management Fees	82
Payable for Capital Shares Redeemed	71
Payable for Trustees' Fees	11
Accrued Expenses	116
Total Liabilities	700
Net Assets	$86,961
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 3,890,743 outstanding shares of beneficial interest	$69,330
Undistributed Net Investment Income	896
Accumulated Net Realized Gain on Investments	10,523
Net Unrealized Appreciation on Investments	6,212
Net Assets	$86,961
Net Asset Value, Offering and Redemption Price Per Share	$ 22.35

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the Year Ended December 31, 2007

	Old Mutual Small Cap Portfolio
Investment Income:	
Dividends	$ 1,854
Interest	51
Less: Foreign Taxes Withheld	(12)
Total Investment Income	1,893
Expenses:	
Management Fees	1,069
Trustees' Fees	54
Custodian Fees	32
Professional Fees	122
Printing Fees	42
Transfer Agent Fees	27
Other Expenses	38
Total Expenses	1,384
Less:	
Waiver of Management Fees	(393)
Net Expenses	991
Net Investment Income	902
Net Realized Gain from Investment Transactions	11,377
Net Change in Unrealized Appreciation on Investments	(5,473)
Net Realized and Unrealized Gain on Investments	5,904
Increase in Net Assets Resulting from Operations	$ 6,806

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Small Cap Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income (Loss)	$ 902	$ (208)
Net Realized Gain on Investments	11,377	12,634
Net Change in Unrealized Appreciation (Depreciation) on Investments	(5,473)	3,662
Net Increase in Net Assets Resulting from Operations	6,806	16,088
Distributions to Shareholders from:		
Net Realized Gains from Security Transactions	(12,052)	—
Total Distributions	(12,052)	—
Capital Share Transactions:		
Shares Issued	428	197
Shares Issued upon Reinvestment of Distributions	12,052	—
Shares Redeemed	(20,822)	(31,114)
Decrease in Net Assets Derived from Capital Shares Transactions	(8,342)	(30,917)
Total Decrease in Net Assets	(13,588)	(14,829)
Net Assets:		
Beginning of Year	100,549	115,378
End of Year	$ 86,961	$ 100,549
Undistributed Net Investment Income	$ 896	$ 3
Shares Issued and Redeemed:		
Shares Issued	17	9
Shares Issued upon Reinvestment of Distributions	537	—
Shares Redeemed	(841)	(1,425)
Net Decrease in Shares Outstanding	(287)	(1,416)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Small Cap Portfolio														
2007	$ 24.07	$ 0.23	$ 1.38	$ 1.61	$ —	$ (3.33)	$(3.33)	$ 22.35	6.64%	$ 86,961	1.02%	1.42%	0.93%	110.99%
2006	20.62	(0.04)	3.49	3.45	—	—	—	24.07	16.73%	100,549	1.02%	1.30%	(0.20)%	163.05%
2005	20.32	(0.04)	0.34	0.30	—	—	—	20.62	1.48%	115,378	1.20%	1.28%	(0.18)%	58.30%
2004	17.49	(0.13)	2.96	2.83	—	—	—	20.32	16.18%	154,841	1.20%	1.25%	(0.77)%	80.68%
2003	12.58	(0.07)	4.98	4.91	—	—	—	17.49	39.03%	219,398	1.20%	1.24%	(0.48)%	125.35%

[1] Per share amounts for the year are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

1. ORGANIZATION

Old Mutual Small Cap Portfolio (the "Small Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Growth Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 91% of the outstanding shares of the Small Cap Portfolio was held by the account of one participating insurance company.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Small Cap Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Small Cap Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Small Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Small Cap Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.02% of the Small Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Small Cap Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Small Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Small Cap Portfolio to exceed 1.02%. No reimbursement by the Small Cap Portfolio will be made unless: (i) the Small Cap Portfolio's assets exceed $75 million; (ii) the Small Cap Portfolio's total annual operating expense ratio is less than 1.02%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Portfolio for which the Advisor may seek reimbursement was $297,249 (expiring December 31, 2009) and $393,179 (expiring December 31, 2010).

Sub-Advisory Agreements — The Trust, on behalf of the Small Cap Portfolio, and the Advisor have entered into separate sub-advisory agreements (the "Sub-Advisory Agreements") with Liberty Ridge and Eagle Asset Management, Inc. to provide co-sub-advisory services to the Small Cap Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each co-sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Small Cap Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee for each co-sub-advisor is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNYMellon, except those arising out of BNYMellon's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNYMellon's failure to act in good faith. The BNYMellon Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Portfolio for the year ended December 31, 2007, were $103,354,416 and $123,285,543, respectively.

5. Federal Tax Information

The Small Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, were reclassified to/from the following accounts:

Decrease Undistributed Net Investment Income (000)	Increase Accumulated Net Realized Gain (000)
$(9)	$9

The tax character of the dividends and distributions declared during the year ended December 31, 2007 were $4,239 (000) and $7,813 (000) of ordinary income and long term capital gains, respectively. No dividends or distributions were declared during the year ended December 31, 2006.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows (000):

Undistributed Ordinary Income	$ 7,393
Distributable Long-Term Capital Gain	5,097
Post October Losses	(504)
Unrealized Appreciation	5,645
	$17,631

Post-October losses represent losses realized on investment transactions from November 1, 2007 through December 31, 2007, in accordance with Federal income tax regulations, the Portfolio may elect to defer and treat as having arisen in the following year.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Portfolio for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$81,177	$11,867	$(6,222)	$5,645

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Small Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisors may misgauge that worth.

Small and Mid-Size Company Risk — The Small Cap Portfolio invests in small and mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Portfolio enters into various contracts that provide for general indemnifications. The Small Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Portfolio. However, based on experience, the Small Cap Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

NOTES TO FINANCIAL STATEMENTS — concluded

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Small Cap Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Small Cap Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Small Cap Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Portfolio				
Actual Portfolio Return	$1,000.00	$ 943.70	1.02%	$5.00
Hypothetical 5% Return	1,000.00	1,020.06	1.02%	5.19

* Expenses are equal to the Small Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

NOTICE TO SHAREHOLDERS (Unaudited)

For purposes of the Internal Revenue Code, the Portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2007

Fund	Ordinary Income Distributions	Long-term Capital Gain Distributions	Total Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction [1]	Qualified Dividend Income [2]
Small Cap Portfolio	$4,238,873	$7,812,891	$12,051,764	17.93%	21.38%

[1] Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions".

[2] The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconcialiation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 — (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company – 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002).Retired.	31	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Activities and Composition of the Board of Trustees and Officers of the Trust — As of December 31, 2007 — concluded (Unaudited)

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005.Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

** Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007.Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005).Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005.Chief Compliance Officer, The Victory Portfolios since October 2005.President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005.Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005.Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005).Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006.Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006).Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006.Manager, PricewaterhouseCoopers LLP (2004 - July 2006).Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005).Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

 * The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-224 02/2008



OLD MUTUAL®

Insurance Series Fund

Old Mutual Insurance Series Fund

ANNUAL REPORT

December 31, 2007

Old Mutual Small Cap Growth Portfolio

TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

Message To Shareholders

Dear Shareholder:

I am pleased to share this review of the year ended December 31, 2007 with you. Overall the market advanced, with the S&P 500 Index gaining 5.49%, growth stocks outperforming their value-oriented counterparts, and mid- and large-cap stocks outperforming their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted 11.40% and (1.01)% returns, respectively. Throughout the period, however, there was much uncertainty and market volatility was widespread.

Contributing to the market volatility were the sub-prime lending crisis and ensuing credit crunch, a downturn in the housing market, inflationary fears, rising commodity prices, slowing U.S. economic growth, a falling dollar and geopolitical tensions. In mid-September, the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. The interventions appeared to fall short of achieving their objectives, and at year-end market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an economic slowdown in 2008. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground and mortgage rates were at historically low levels.

In addition to the bright spots within US borders, emerging market countries faired well during 2007. These burgeoning nations attracted investors through sustained growth, reaching record highs in late October. US market segments associated with emerging market strength (for example: basic materials, infrastructure development and firms with high levels of non-US sales and earnings) experienced continued interest throughout the year.

We are pleased to report that, against this backdrop, the Old Mutual Insurance Series Fund Portfolios produced generally positive absolute and relative results. For more complete information, please refer to the subsequent pages, in which we discuss the Portfolio's individual activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

This page is intentionally left blank.

Sub-Advisor: Copper Rock Capital Partners, LLC

Performance Highlights

- *For the one-year period ended December 31, 2007, the Old Mutual Small Cap Growth Portfolio outperformed its benchmark, the Russell 2000® Growth Index. The Portfolio returned 19.32% compared to the 7.05% return of the Russell 2000® Growth Index.*

- *Stock selection within the information technology, financials and consumer discretionary sectors contributed to performance.*

- *Stock selection in the health care and consumer staples sectors and an underweight relative to the benchmark in the utilities sector detracted from performance during the period.*

- *At the individual stock level, B/E Aerospace, CommScope (no longer a Portfolio holding) and Capella Education were among the top absolute contributors to performance, while Santarus (no longer a Portfolio holding), STEC (no longer a Portfolio holding) and Pinnacle Entertainment were among the top detractors.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2007, the Old Mutual Small Cap Growth Portfolio (the "Portfolio") outperformed its benchmark, the Russell 2000® Growth Index. The Portfolio returned 19.32% compared to the 7.05% return of the Russell 2000® Growth Index.

Q. What investment environment did the Portfolio face during the past year?

A. In 2007, the Portfolio received some additional boost due to the preference for growth over value. Investors favored faster growing growth stocks with higher earnings. The period started out with much volatility, calmed down in the second quarter and became tumultuous again in July/August primarily due to the liquidity and sub-prime lending meltdown. Many small-cap growth stocks that Copper Rock Capital Partners, LLC ("Copper Rock") held in the Portfolio faired well during the period because the underlying companies avoided being hurt by the sub-prime lending crisis and the sub-advisor seeks stocks of companies that operate either within niche businesses or rapidly growing markets.

Q. Which market factors influenced the Portfolio's relative performance?

A. Growth stock indexes outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers during 2007.

The Portfolio had an overweight exposure in the energy sector and benefited from the rise in energy prices. Copper Rock found opportunities in companies within the exploration and production areas and drilling services.

Q. How did composition affect Portfolio performance?

A. Stock selection within the information technology, financial and consumer discretionary sectors contributed to performance. On the other hand, stock selection in the health care and consumer staples sectors and an underweight relative to the benchmark in the utilities sector detracted from performance during the period.

At the individual stock level, B/E Aerospace, CommScope (no longer a Portfolio holding) and Capella Education were among the top absolute contributors to performance, while Santarus (no longer a Portfolio holding), STEC (no longer a Portfolio holding) and Pinnacle Entertainment were among the top detractors. B/E Aerospace, a retrofitter and designer of interior seating and cabins for airplanes, benefited from the long aerospace demand cycle that is largely being driven by demand for travel in Asia, India and Europe as well as a resurgence of corporate travel in the United States. Commscope, a leader in cabling and connectivity solutions, continued to experience tremendous growth from increased demand for broadband delivery and video over the Internet. The firm also benefited from the ability to raise prices for the first time in six years. This position was sold when Commscope announced the acquisition of cable maker, Andrews, as this change altered the strategic direction of the company. Post secondary education provider Capella Education experienced growth as people became a bit more eager to further their income potential while maintaining full time jobs. The softening of the economy made the option to pursue secondary and even tertiary degrees either online or part time very attractive. Companies, like Capella Education, that offer evening and online classes have gained credibility in the professional arena and benefited from an increase in part-time students.

Detracting from performance was Santarus, a specialty pharmaceutical company that engages in the acquisition, development, and commercialization of proprietary products and therapies that treat gastrointestinal diseases and disorders in the United States. Copper Rock sold the Portfolio's position in Santarus due to the increasing difficulty of competing against larger market participants and, more importantly, because a generic company filed a lawsuit against Santarus' main drug. Copper Rock notes that this will create an overhang regardless of the final outcome. STEC, a manufacturer of custom memory solutions, fell short of its expected performance figures and its stock lost value. Pinnacle Entertainment is a developer, owner and operator of casinos, and related hospitality and entertainment facilities in the United States. The company's stock started to be impacted negatively as it became clear it would not meet on time completion of ongoing development projects.

Q. What is the investment outlook for the small-cap growth market?

A. As 2008 begins, Copper Rock is bracing for an economic slowdown more severe than originally anticipated. As the Federal Reserve Board injects additional liquidity into the system, there still could be some margin for the economy to reach a mid cycle slowdown. The portfolio has reduced its exposure to traditional retail or segments of the market that are highly sensitive to consumer spending. The portfolio has exposure to areas that Copper Rock thinks will do well despite further economic malaise. These holdings tend to be less sensitive to the economic cycle in areas like business and commercial services, diversified financial services and healthcare. Often in steep market declines, opportunities emerge to initiate or add to positions in great growth companies. Copper Rock continues to focus on the fundamentals of the individual companies despite tremendous volatility in share prices.

Top Ten Holdings as of December 31, 2007	
FTI Consulting	4.0%
iShares Russell 2000 Growth Index Fund	3.0%
Itron	2.8%
Psychiatric Solutions	2.2%
Lifecell	2.1%
DealerTrack Holdings	2.1%
Strayer Education	2.0%
Huron Consulting Group	2.0%
Innerworkings	1.8%
Conceptus	1.8%
As a % of Total Portfolio Investments	23.8%

Small Cap Growth Portfolio

OLD MUTUAL SMALL CAP GROWTH PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2007

	Inception Date	1 Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Small Cap Growth Portfolio	04/30/01	19.32%	10.28%	16.12%	1.17%
Russell 2000® Growth Index	04/30/01	7.05%	8.11%	16.50%	5.63%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current sub-advisor and the Portfolio's performance prior to January I, 2006 may not be indicative of how it will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 2.46% and 1.07%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 2001 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2007 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value
Common Stock — 94.2%		
Advertising Sales — 0.6%		
AirMedia Group ADR*	832	$ 18,620
Total Advertising Sales		18,620
Aerospace/Defense-Equipment — 3.5%		
AAR *	960	36,508
B/E Aerospace*	825	43,642
Triumph Group	455	37,469
Total Aerospace/Defense-Equipment		117,619
Audio/Video Products — 0.9%		
DTS*	1,217	31,119
Total Audio/Video Products		31,119
Auto/Truck Parts & Equipment-Original — 0.6%		
Amerigon*	933	19,724
Total Auto/Truck Parts & Equipment-Original		19,724
Commercial Services — 1.3%		
ExlService Holdings*	1,793	41,382
Total Commercial Services		41,382
Computer Services — 0.8%		
Syntel	697	26,848
Total Computer Services		26,848
Computer Software — 2.3%		
Double-Take Software*	2,238	48,609
Omniture*	790	26,299
Total Computer Software		74,908
Computers-Integrated Systems — 1.1%		
Riverbed Technology*	1,343	35,912
Total Computers-Integrated Systems		35,912
Consulting Services — 7.7%		
Advisory Board*	895	57,449
FTI Consulting*	2,136	131,663
Huron Consulting Group*	819	66,036
Total Consulting Services		255,148
Data Processing/Management — 0.8%		
Commvault Systems*	1,279	27,089
Total Data Processing/Management		27,089
Diagnostic Equipment — 1.0%		
Hansen Medical*	1,088	32,575
Total Diagnostic Equipment		32,575
E-Commerce/Products — 1.1%		
Blue Nile*	525	35,732
Total E-Commerce/Products		35,732

Description	Shares	Value
E-Commerce/Services — 1.6%		
Priceline.com*	460	$ 52,836
Total E-Commerce/Services		52,836
Electric-Distribution — 0.6%		
EnerNOC*	385	18,904
Total Electric-Distribution		18,904
Electronic Components-Semiconductors — 1.3%		
Cavium Networks*	800	18,416
Monolithic Power Systems*	1,150	24,691
Total Electronic Components-Semiconductors		43,107
Electronic Design Automation — 2.2%		
Comtech Group*	2,670	43,014
Magma Design Automation*	2,580	31,502
Total Electronic Design Automation		74,516
Electronic Measuring Instrument — 2.8%		
Itron*	980	94,051
Total Electronic Measuring Instrument		94,051
Electronic Security Devices — 1.4%		
ICX Technologies*	1,525	14,671
Taser International*	2,225	32,018
Total Electronic Security Devices		46,689
E-Marketing/Info — 0.6%		
Constant Contact*	973	20,920
Total E-Marketing/Info		20,920
Energy-Alternate Sources — 0.6%		
Comverge*	595	18,737
Total Energy-Alternate Sources		18,737
Enterprise Software/Services — 1.0%		
Ultimate Software Group*	1,055	33,201
Total Enterprise Software/Services		33,201
E-Services/Consulting — 2.3%		
GSI Commerce*	1,910	37,245
Perficient*	2,573	40,499
Total E-Services/Consulting		77,744
Finance-Other Services — 2.4%		
FCStone Group*	920	42,348
GFI Group*	405	38,767
Total Finance-Other Services		81,115
Gambling (Non-Hotel) — 1.1%		
Pinnacle Entertainment*	1,500	35,340
Total Gambling (Non-Hotel)		35,340

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2007

Description	Shares	Value
Hotels & Motels — 1.0%		
Morgans Hotel Group*	1,630	$ 31,426
Total Hotels & Motels		31,426
Insurance Brokers — 1.5%		
eHealth*	1,575	50,573
Total Insurance Brokers		50,573
Internet Application Software — 4.3%		
Cybersource*	3,229	57,379
DealerTrack Holdings*	2,045	68,446
Vocus*	499	17,230
Total Internet Application Software		143,055
Investment Management/Advisory Services — 0.5%		
Affiliated Managers Group*	140	16,443
Total Investment Management/Advisory Services		16,443
Lighting Products & System — 0.3%		
Orion Energy Systems*	600	11,196
Total Lighting Products & System		11,196
Marine Services — 1.0%		
Aegean Marine Petroleum Network	850	32,631
Total Marine Services		32,631
Medical Imaging Systems — 0.7%		
IRIS International*	1,166	22,877
Total Medical Imaging Systems		22,877
Medical Instruments — 2.9%		
Abaxis*	733	26,285
Conceptus*	3,018	58,066
Trans1*	670	11,035
Total Medical Instruments		95,386
Medical Laser Systems — 0.8%		
Cynosure, Cl A*	1,060	28,048
Total Medical Laser Systems		28,048
Medical-Biomedical/Genetic — 7.7%		
Alexion Pharmaceuticals*	720	54,022
AMAG Pharmaceuticals *	890	53,515
Illumina*	940	55,704
Keryx Biopharmaceuticals*	2,660	22,344
Lifecell*	1,590	68,545
Total Medical-Biomedical/Genetic		254,130
Medical-Drugs — 0.7%		
Indevus Pharmaceuticals*	3,355	23,317
Total Medical-Drugs		23,317

Description	Shares	Value
Metal Processors & Fabricators — 1.4%		
Ladish*	1,108	$ 47,855
Total Metal Processors & Fabricators		47,855
Networking Products — 1.2%		
Atheros Communications*	555	16,949
Switch & Data Facilities*	1,460	23,389
Total Networking Products		40,338
Oil Companies-Exploration & Production — 3.8%		
Arena Resources*	1,150	47,967
ATP Oil & Gas*	855	43,212
Parallel Petroleum*	1,880	33,144
Total Oil Companies-Exploration & Production		124,323
Oil Field Machinery & Equipment — 3.4%		
Dresser-Rand Group*	1,425	55,646
T-3 Energy Services*	1,215	57,117
Total Oil Field Machinery & Equipment		112,763
Physical Therapy/Rehabilitation Centers — 2.2%		
Psychiatric Solutions*	2,291	74,458
Total Physical Therapy/Rehabilitation Centers		74,458
Printing-Commercial — 1.3%		
VistaPrint*	1,020	43,706
Total Printing-Commercial		43,706
Publishing-Newspapers — 1.3%		
Dolan Media*	1,450	42,297
Total Publishing-Newspapers		42,297
Retail-Apparel/Shoes — 0.8%		
Gymboree*	880	26,805
Total Retail-Apparel/Shoes		26,805
Retail-Restaurants — 1.2%		
BJ's Restaurants*	1,095	17,805
Chipotle Mexican Grill, Cl B*	180	22,149
Total Retail-Restaurants		39,954
Schools — 5.3%		
American Public Education*	369	15,417
Capella Education*	756	49,488
New Oriental Education & Technology Group ADR*	540	43,519
Strayer Education	395	67,379
Total Schools		175,803
Semiconductor Components-Integrated Circuits — 0.6%		
Anadigics*	1,800	20,826
Total Semiconductor Components-Integrated Circuits		20,826

Description	Shares	Value
Semiconductor Equipment — 0.7%		
Tessera Technologies*	530	$ 22,048
Total Semiconductor Equipment		22,048
Telecommunications Services — 2.1%		
Cbeyond*	639	24,915
Orbcomm*	2,326	14,631
Time Warner Telecom, Cl A*	1,490	30,232
Total Telecommunications Services		69,778
Theaters — 1.1%		
National CineMedia	1,443	36,378
Total Theaters		36,378
Therapeutics — 0.9%		
Theravance*	1,555	30,323
Total Therapeutics		30,323
Transactional Software — 1.8%		
Innerworkings*	3,380	58,339
Total Transactional Software		58,339
Web Hosting/Design — 0.8%		
Equinix*	265	26,784
Total Web Hosting/Design		26,784
Wireless Equipment — 2.1%		
Aruba Networks*	2,397	35,739
Globecomm Systems*	1,260	14,742
SBA Communications, Cl A*	590	19,966
Total Wireless Equipment		70,447

Description	Shares	Value
Wound, Burn & Skin Care — 1.2%		
Obagi Medical Products*	2,109	$ 38,574
Total Wound, Burn & Skin Care		38,574
Total Common Stock (Cost $2,640,975)		**3,124,717**
Investment Company — 3.0%		
iShares Russell 2000 Growth Index Fund	1,190	99,341
Total Investment Company (Cost $99,389)		**99,341**
Money Market Fund — 2.6%		
Dreyfus Cash Management Fund, Institutional Class, 4.85% (A)	86,385	86,385
Total Money Markets Fund (Cost $86,385)		**86,385**
Total Investments — 99.8% (Cost $2,826,749)		**3,310,443**
Other Assets and Liabilities, Net — 0.2%		**6,960**
Total Net Assets — 100.0%		**$ 3,317,403**

* Non-income producing security.
(A) — Therate reported represents the 7-day effective yield as of December 31, 2007.
ADR — American Depositary Receipt
Cl — Class

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES

AS OF DECEMBER 31, 2007

	Old Mutual Small Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 2,826,749
Investment Securities, at value	$ 3,310,443
Cash	21,441
Receivable for Investment Securities Sold	10,660
Receivable from Investment Advisor	8,260
Dividends and Interest Receivable	2,586
Other Assets	4,076
Total Assets	3,357,466
Liabilities:	
Payable for Investment Securities Purchased	9,715
Payable for Management Fees	2,718
Payable for Capital Shares Redeemed	10,410
Payable for Trustees' Fees	427
Accrued Expenses	16,793
Total Liabilities	40,063
Net Assets	$ 3,317,403
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization) based on 306,971 outstanding shares of beneficial interest	$ 4,047,881
Accumulated Net Realized Loss on Investments	(1,214,172)
Net Unrealized Appreciation on Investments	483,694
Net Assets	$ 3,317,403
Net Asset Value, Offering and Redemption Price Per Share	$ 10.81

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Old Mutual Small Cap Growth Portfolio
Investment Income:	
Dividends	$ 5,572
Interest	685
Total Investment Income	6,257
Expenses:	
Management Fees	31,238
Trustees' Fees	1,830
Custodian Fees	14,770
Professional Fees	4,662
Printing Fees	14,113
Transfer Agent Fees	26,585
Insurance Expenses	6,666
Other Expenses	1,087
Total Expenses	100,951
Less:	
Waiver of Management Fees	(31,238)
Reimbursement of Other Expenses by Advisor	(34,530)
Net Expenses	35,183
Net Investment Loss	(28,926)
Net Realized Gain from Investment Transactions	501,561
Net Change in Unrealized Appreciation on Investments	98,272
Net Realized and Unrealized Gain on Investments	599,833
Increase in Net Assets Resulting from Operations	$ 570,907

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets

	Old Mutual Small Cap Growth Portfolio	
	1/1/07 to 12/31/07	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Loss	$ (28,926)	$ (26,615)
Net Realized Gain on Investments	501,561	991,159
Net Change in Unrealized Appreciation (Depreciation) on Investments	98,272	(733,957)
Net Increase in Net Assets Resulting from Operations	570,907	230,587
Capital Share Transactions:		
Shares Issued	460,424	296,034
Shares Redeemed	(758,233)	(780,619)
Decrease in Net Assets Derived from Capital Shares Transactions	(297,809)	(484,585)
Total Increase (Decrease) in Net Assets	273,098	(253,998)
Net Assets:		
Beginning of Year	3,044,305	3,298,303
End of Year	$3,317,403	$3,044,305
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	45,090	34,054
Shares Redeemed	(73,994)	(90,095)
Net Decrease in Shares Outstanding	(28,904)	(56,041)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Small Cap Growth Portfolio														
2007	$9.06	$(0.09)	$ 1.84	$ 1.75	$—	$ —	$—	$10.81	19.32%	$ 3,317,403	1.07%	3.07%	(0.88)%	166.63%
2006	8.42	(0.07)	0.71	0.64	—	—	—	9.06	7.60%	3,044,305	1.07%	2.46%	(0.83)%	299.96%
2005	8.06	(0.08)	0.44	0.36	—	—	—	8.42	4.47%	3,298,303	1.20%	2.39%	(1.01)%	64.42%
2004	8.02	(0.08)	0.12	0.04	—	—	—	8.06	0.50%	4,390,461	1.20%	1.94%	(1.13)%	80.70%
2003	5.12	(0.07)	2.97	2.90	—	—	—	8.02	56.64%	5,866,653	1.20%	1.79%	(1.13)%	67.82%

[1] Per share amounts for the year are calculated based on average outstanding shares.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

<small>As of December 31, 2007</small>

1. Organization

Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Portfolio and the Old Mutual Columbus Circle Technology and Communications Portfolio (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and investment strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2007, 97% of the outstanding shares of the Small Cap Growth Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Small Cap Growth Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere may be valued based upon quotations from the principal market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i)   market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Growth Portfolio had no outstanding futures contracts as of December 31, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on affecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Growth Portfolio had no outstanding options contracts as of December 31, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2007, no interest was earned by the Trust under this arrangement.

Notes to Financial Statements — continued

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor to each Portfolio. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to a management agreement (the "Management Agreement"), under which the Advisor is obligated to provide advisory services and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"). In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Small Cap Growth Portfolio as set forth in the table below.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Small Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Small Cap Growth Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.07% of the Small Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions and other extraordinary expenses not incurred in the ordinary course of the Small Cap Growth Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Growth Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, may be made when the Small Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Small Cap Growth Portfolio to exceed 1.07%. No reimbursement by the Small Cap Growth Portfolio will be made unless: (i) the Small Cap Growth Portfolio's assets exceed $75 million; (ii) the Small Cap Growth Portfolio's total annual operating expense ratio is less than 1.07%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006.

At December 31, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Growth Portfolio for which the Advisor may seek reimbursement was $44,591 (expiring December 31, 2009) and $65,768 (expiring December 31, 2010). As of December 31, 2007, the net assets of the Small Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — The Trust, on behalf of the Small Cap Growth Portfolio, and the Advisor have entered into a sub-advisory agreement (the 'Sub-Advisory Agreement) with Copper Rock Capital Partners, LLC ("Copper Rock") to provide sub-advisory services to the Small Cap Growth Portfolio. For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, Copper Rock is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Small Cap Growth Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — Old Mutual Capital and Bank of New York (the "Sub-Administrator" or "BNY") entered into a sub-administration and accounting agreement (the "BNY Sub-Administration Agreement") effective December 10, 2007 pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Under the BNY Sub-Administration Agreement, Old Mutual Capital pays BNY the following fee at an annual rate based on the combined average daily gross assets of the Trust, Old Mutual Funds I and Old Mutual Funds II (the "Old Mutual Complex") of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. Certain minimum fees also apply. The BNY Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by BNY, except those arising out of BNY's (or it's delegee's or agent's if such delegee or agent is a subsidiary of the Sub-Advisor) negligence or wilful misconduct or BNY's failure to act in good faith. The BNY Sub-Administration Agreement will renew each year unless terminated by either party upon not less than sixty days prior written notice to the other party.

Prior to December 10, 2007, SEI Investments Global Funds Services served as the sub-administrator (the "Former Sub-Administrator") to the Portfolios pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with Old Mutual Capital. Under the SEI Sub-Administrative Agreement, Old Mutual Capital paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement related, except a loss resulting from wilful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — Effective December 10, 2007, Bank of New York serves as the custodian for each of the Portfolios. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Growth Portfolio for the year ended December 31, 2007, were $5,303,787 and $5,679,684, respectively.

5. FEDERAL TAX INFORMATION

The Small Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolio adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Portfolio to analyze all open tax years, fiscal years 2003-2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the twelve-month period ended December 31, 2007, the Portfolio did not have a liability for any unrecognized tax benefits. The Portfolio has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-in Capital	Increase Undistributed Net Investment Income
$(28,926)	$28,926

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the components of distributable earnings/(accumulated losses) were as follows:

Capital loss carryforwards expiring:

December 2010	$ (438,358)
December 2011	(750,921)
Unrealized appreciation	458,801
	$ (730,478)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains, as permitted by the Internal Revenue Code for a maximum period up to eight years. During the year ended December 31, 2007, the Small Cap Growth Portfolio utilized $506,973 of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Growth Portfolio for federal income tax purposes at December 31, 2007 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
$2,851,642	$623,293	$(164,492)	$458,801

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Growth Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Small Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small Company Risk — The Small Cap Growth Portfolio invests in small-size companies. While small-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Growth Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Small Cap Growth Portfolio's growth style of investing, and the Small Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Growth Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Growth Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Growth Portfolio enters into various contracts that provide for general indemnifications. The Small Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Growth Portfolio. However, based on experience, the Small Cap Growth Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds II and Old Mutual Funds I (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2007.

8. LITIGATION

In June 2004, Liberty Ridge [formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")], the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate its management of the Portfolios. In this event, the Board would be required to seek new investment management of the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Small Cap Growth Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Small Cap Growth Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Small Cap Growth Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2008

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/07	Ending Account Value 12/31/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$1,038.40	1.07%	$5.50
Hypothetical 5% Return	1,000.00	1,019.81	1.07%	5.45

* Expenses are equal to the Small Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 (Unaudited)

TRUSTEES

The management and affairs of the Trust are supervised by the Board of Trustees under the laws of the State of Delaware. The Trustees and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee serves as a Trustee for Old Mutual Funds II, another registered investment company managed by the Advisor. Unless otherwise noted, all Trustees and officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (62)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	31	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2005.
John R. Bartholdson (62)	Trustee	Since 1995	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) (1992 - 2007). Retired.	49	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee, Old Mutual Funds I (investment company – 18 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (60)	Trustee	Since 1995	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	31	Trustee, EQ Advisors Trust (investment company – 53 portfolios) since 1995. Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997. Trustee AXA Enterprise Funds Trust (investment company – 16 portfolios) since 2005.
Albert A. Miller (73)	Trustee	Since 1995	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 – 2002). Retired.	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 1997.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (2002 - 1993).	31	Trustee, Old Mutual Funds II (investment company – 23 portfolios) since 2007. Director, Larch Lane Advisors, LLC since 2007. Director, Provident Investment Counsel since 2007. Director, Ashfield Capital Partners, LLC since 2007. Director, Old Mutual Asset Managers (UK) Ltd. since 2007. Director, Analytic Investors, LLC. since 2007. Director, Copper Rock Capital Partners, LLC since 2006. Director, Old Mutual Asset Management Trust Company since 2005. Director, 2100 Capital Group LLC since 2005. Director, Rogge Global Partners plc since 2005. Director Investment Counselors of Maryland, LLC since 2005.

 *Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

 **Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Funds II, another registered investment company managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President and Principal Executive Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 – December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 – 2003).
Edward J. Veilleux (63)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Funds II and Old Mutual Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2007 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Andra C. Ozols (46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc. since 2005. Chief Compliance Officer, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer and Principal Financial Officer	Since 2006	Vice President and Director, Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 – 2006).
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 – 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 – 2004).
Karen S. Proc (37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).
Kathryn L. Santoro (33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since November 2005. Associate Attorney, Hall & Evans, LLC (2004 – 2005). Deputy District Attorney, Eagle County, Colorado (2002 – 2004).

*The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

**Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund performance, statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Fund performance

- Management fees incurred by other mutual funds for like services

- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit

- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services

- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients

- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors

- Reviewed year to date through September 30, 2007 financial information presented by OMCAP and each of the sub-advisors

- Prepared additional spreadsheets and analysis regarding the financial information

- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors

- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors, Inc. ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance since the sub-advisor assumed portfolio management responsibility on January 1, 2006. The Trustees considered that the Fund's performance for the year to date period ending September 30, 2007 placed it in the 1st percentile of the Fund's Lipper performance group and that the one year performance and twenty-one month performance placed the Fund in the 13th percentile and 25th percentile, respectively. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, positive trend in performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio— The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 46th percentile of the Fund's Lipper performance group for the year to date, one year and twenty-one month periods ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, and competitive relative performance, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield Capital Partners, LLC ("Ashfield") and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 43rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, which was slightly improved from the one year and twenty-one month periods.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees further considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong performance and noted that the Fund's performance for the year to date period ending September 30, 2007 ranked in the 1st percentile in the Fund's Lipper performance group. The Trustees also noted that the Fund's performance for the one year period and twenty-one month period ranked in the 8th percentile and 18th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total), Turner and Ashfield (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund ranked in the 70th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007, as compared to the 90th percentile and 99th percentile for the one year period and twenty-one month period, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Fund is below the Lipper median, the Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be continued for another year to allow OMCAP time to improve the performance of the Fund and address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and Management Fee levels below the Lipper median after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance. The Trustees considered that the Fund's year to date through September 30, 2007 and one year performance through September 30, 2007 placed it in the 25th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's performance for the twenty-one month period placed it in the 1st percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the Fund's strong relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's performance ranked in the 9th percentile in the Fund's Lipper performance group for the year to date and one year periods through September 30, 2007. In addition, the Trustees considered that the Fund's twenty-one month performance ranked in the 18th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted, however, that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's strong performance and the initiation of fee caps at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's performance for the year to date period ending September 30, 2007 ranked it in the 9th percentile in the Fund's Lipper performance group, as compared to the 18th percentile and 55th percentile for the one year period and twenty-one month period, respectively. The Trustees also considered that the Fund's performance was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but also considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund had excellent recent performance and supported the continuation of the Management Agreement and Sub-Advisory Agreements with Copper Rock for another year to give OMCAP time to address the Fund's low asset base.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's strong relative performance, and waiver of the entire Management Fee after contractual fee waivers, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

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FOR MORE INFORMATION

For investors who want more information about the Old Mutual Insurance Series Fund, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-08-223 02/2008